Exhibit 99.2

NOTICE OF

2017 ANNUAL GENERAL AND SPECIAL

MEETING OF SHAREHOLDERS

INFORMATION CIRCULAR

APRIL 3, 2017

Our mission is to be the world’s preeminent silver

producer, with a reputation for excellence in

discovery, engineering, innovation and

sustainable development.

What’s Inside

Notice of our 2017 Annual General and Special Meeting of Shareholders	i

About this Information Circular	iii

About the Meeting	1

Items of Business	2

Voting	2

Director Nominees	6

2017 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Notice of our 2017 Annual General and Special Meeting of Shareholders

WHEN:	WHERE:
Tuesday, May 9, 2017	Malaspina Room at the Fairmont Waterfront Hotel
2:00 p.m. (Vancouver time)	900 Canada Place Way, Vancouver, British Columbia

We will cover the following items of business:

1.	Receive our consolidated financial statements for the financial year ended December 31, 2016, and the auditor’s report thereon.

2.	Elect eight directors to hold office until our 2018 annual general and special meeting of shareholders.

3.	Reappoint Deloitte LLP as our independent auditor to hold office until our 2018 annual general and special meeting of shareholders and authorize the directors to set the auditor’s pay.

4.	Consider a non-binding advisory “say on pay” resolution approving our approach to executive compensation.

5.	Transact any other business that may properly come before the meeting.

Your Vote is Important.

You are entitled to receive this notice and vote at our 2017 annual general and special meeting of shareholders (the Meeting) if you owned common shares of Pan American Silver Corp. as of the close of business on March 27, 2017 (the record date for the Meeting).

The accompanying Circular is expected to be mailed to our shareholders on or about April 11, 2017 with a proxy or voting instruction form in accordance with applicable laws.

The accompanying Circular and other materials are being sent to both registered and non-registered shareholders.

If you are a registered shareholder, send your completed proxy by fax or mail, to Computershare Investor Services Inc. (Computershare), or complete your proxy on the internet in accordance with the instructions provided on the form of proxy or voting instruction form. They must receive your proxy by 2:00 p.m. (Vancouver time) on Friday, May 5, 2017, or at least 48 hours (excluding Saturdays, Sundays and statutory holidays in British Columbia) prior to the time of any adjournment or postponement of the Meeting. The chairman of the Meeting has the discretion to accept or reject late proxy forms.

If you are a non-registered shareholder and you have received these materials from us or our agent, we have obtained your name, address and information about your shareholdings from your securities broker, custodian, nominee, fiduciary or other intermediary holding these securities on your behalf in accordance with applicable requirements of securities regulators. By sending these materials to you directly, we (and not your intermediary) have assumed responsibility for delivering them to you and executing your proper voting instructions. Please return your voting instructions as specified in the enclosed voting information form.

NOTICE OF MEETING |	Page i

2017 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

If you are a non-registered shareholder and object to us receiving access to your personal name and address (known as an objecting beneficial owner or “OBO”), we have provided these documents to your broker, custodian, fiduciary or other intermediary to forward to you. Please follow the voting instructions that you receive from your intermediary. Your intermediary is responsible for properly executing your voting instructions.

The accompanying management information circular contains important information about what the Meeting will cover, who can vote and how to vote. Please read it carefully.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Michael Steinmann

Michael Steinmann,

President, CEO and Director

Vancouver, British Columbia

April 3, 2017

NOTICE OF MEETING |	Page ii

2017 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

About this Information Circular

You have received this management information circular (the Circular) because our records indicate that you owned Pan American common shares (Shares) as of the close of business on March 27, 2017 (the record date), for the 2017 annual general and special meeting of shareholders to be held at 2:00 p.m. (Vancouver time) on Tuesday, May 9, 2017 (the Meeting). You have the right to attend the Meeting and vote on the various items of business to be addressed at the Meeting in person or by proxy. You retain these rights if the Meeting is adjourned or postponed.

Both the Board of Directors (the Board) and management of Pan American encourage you to vote. Our management will be soliciting your vote for this Meeting and any Meeting that is reconvened if it is postponed or adjourned.

Management’s solicitation of proxies will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by our directors, officers and employees of or by our registrar and transfer agent. We have retained Kingsdale Advisors (Kingsdale) as our strategic shareholder advisor and proxy solicitation agent for the Meeting to whom customary fees for such services will be paid. We will bear all costs of solicitation, but will not reimburse shareholders’ nominees or agents for costs incurred in obtaining their principal’s authorization to execute forms of proxy.

Unless otherwise indicated, all currency amounts stated in this Circular are stated in the lawful currency of the United States.

In this document, we, us, our, Pan American and the Company mean Pan American Silver Corp.

You, your and shareholder mean holders of Shares of Pan American as of the record date.

Your vote is important. This Circular describes what the Meeting will cover and how to vote. Please read it carefully and vote, either by completing the form included with this package or by attending the Meeting in person.

This Circular is dated April 3, 2017. Unless otherwise stated, information in this Circular is as of March 27, 2017.

Receiving Documents

As a shareholder, you can decide if you want to receive paper copies of our interim and annual financial statements and management’s discussion and analysis (MD&A). To receive paper copies of these materials, please complete the enclosed card to send us your instructions, complete the request contained on the form of proxy provided in connection with the Meeting or register online at www.computershare.com/mailinglist.

If you have any questions about the procedures to be followed to qualify your vote at the Meeting or about obtaining and depositing the required form of proxy, you should contact Computershare by telephone (toll free) at 1-800-564-6253.

Additional Information

You can find financial information relating to Pan American in our comparative financial statements and MD&A for our most recently completed financial year. See our MD&A, financial statements and our annual information form (and United States Securities Exchange Commission filing in respect of the Form 40-F) for additional information about us. These documents are available on:

•	our website (www.panamericansilver.com)
•	SEDAR (www.sedar.com)
•	EDGAR (www.sec.gov/edgar.shtml)

ABOUT THIS INFORMATION CIRCULAR |	Page iii

2017 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

You can also request copies of these documents or additional copies of this Circular, free of charge, by contacting our corporate secretary:

Corporate Secretary Pan American Silver Corp. 1500 – 625 Howe Street Vancouver, British Columbia V6C 2T6	www.panamericansilver.com 1-800-677-1845 (North America toll-free) 604-684-0147 (fax)

Our Board has approved the contents of this Circular and have authorized us to send it to you. We have also sent a copy to each of our directors and our auditor.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Michael Steinmann

Michael Steinmann,

President, CEO and Director

Vancouver, British Columbia

April 3, 2017

ABOUT THIS INFORMATION CIRCULAR |	Page iv

2017 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

About the Meeting

What’s Inside

Items of Business	2

Voting	3

Director Nominees	6

About the Auditor	11

Advisory ‘Say on Pay’ Resolution	12

Your vote is important.

Please read page 3 to find out how to make sure

your vote is counted.

ABOUT THE MEETING |	Page 1

2017 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Items of Business

At the Meeting we will cover the following items of business:

1.	Receiving Our Financial Statements and the Auditor’s Report Thereon

Our consolidated financial statements for the year ended December 31, 2016, and the auditor’s report thereon are included in our 2016 annual report, which is mailed to shareholders and is available on our website (www.panamericansilver.com) and on SEDAR (www.sedar.com).

A representative from Deloitte LLP, our independent auditor for 2016, will be at the Meeting to answer any questions.

2.	Electing Directors (see page 6)

You will vote to elect eight directors to the Board. The nominees for election to the Board are:

Ross J. Beaty	David C. Press
Michael L. Carroll	Walter T. Segsworth
Christopher Noel Dunn	Michael Steinmann
Neil de Gelder	Gillian D. Winckler

Directors are elected for a one-year term, which will expire at the end of our 2018 annual general and special meeting of shareholders.

3.	Appointing our Independent Auditor and Setting the Auditor’s Pay (see page 11)

You will vote on appointing our auditor and authorizing the Board to set the auditor’s pay for the ensuing year. Our Board, on the recommendation of our Audit Committee, has recommended that Deloitte LLP be reappointed as our independent auditor to serve until the end of our 2018 annual meeting of shareholders. You will also vote on authorizing the Board to set the auditor’s pay for the ensuing year.

4.	Advisory ‘Say on Pay’ Vote on Executive Compensation (see page 12)

You will have an advisory and non-binding vote on our approach to executive compensation as disclosed in this Circular, which will provide the Board and the Human Resources and Compensation Committee with important feedback.

5.     Other Business

If other items of business are properly brought before the Meeting, you (or your proxyholder, if you are voting by proxy) can vote as you see fit. As of the date of this Circular, we are not aware of any other items of business to be considered at the Meeting.

Our Board unanimously recommends that shareholders vote FOR all nominees and resolutions at the Meeting.

Quorum and Approval

Questions about voting? Contact: Computershare Investor Services Inc. Attention: Stock Transfer Services 100 University Avenue 8th Floor Toronto, Ontario M5J 2Y1 Tel: 1-800-564-6253 (toll free)

We need a quorum of shareholders to transact business at the Meeting. According to our articles of incorporation, a quorum for the transaction of business at a meeting is two individuals who are shareholders, proxy holders representing shareholders or duly authorized representatives of corporate shareholders personally present and representing Shares aggregating not less than 25% of the issued Shares carrying the right to vote at that meeting.

In order for a resolution electing a director or appointing the auditor to pass at the Meeting, such resolution must receive votes cast “FOR” such resolution by the shareholders, in person or by proxy at the Meeting.

Voting

Who Can Vote

You are entitled to receive notice of and vote at the Meeting to be held on May 9, 2017, if you held Shares as of the close of business on March 27, 2017, the record date for the Meeting.

Each Share you own entitles you to one vote on each item of business to be considered at the Meeting.

ABOUT THE MEETING |	Page 2

2017 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

How to Vote

You can vote by proxy or voting instruction form or you can attend the Meeting and vote your Shares in person.

The voting process is different depending on whether you are a registered or non-registered shareholder.

You are a registered shareholder if your name appears on your share certificate.

You are a non-registered shareholder if your bank, trust company, securities broker, trustee or other financial institution holds your Shares (your nominee). This means the Shares are registered in your nominee’s name, and you are the beneficial shareholder.

Please be sure to follow the appropriate voting procedure.

Voting by Proxy or Voting Instruction Form

Voting by proxy or by voting instruction form is the easiest way to vote. It means you are giving someone else (called your proxyholder) the authority to attend the Meeting and vote your Shares for you.

There are different ways to submit your voting instructions, depending on whether you are a registered or non-registered shareholder.

Registered Shareholders

You are a registered shareholder if you hold a share certificate in your name.

Michael Steinmann, our President and Chief Executive Officer, or failing him, A. Robert Doyle, our Chief Financial Officer, have agreed to act as the Pan American management proxyholders in connection with the Meeting. You can appoint a person or an entity other than the Pan American management proxyholders to attend the Meeting and vote on your behalf. If you want to appoint someone else as your proxyholder, strike out the names on the enclosed proxy form and print the name of the person you want to appoint as your proxyholder in the space provided. This person does not need to be a Pan American shareholder.

On any ballot, your proxyholder will vote your Shares or withhold your vote according to your instructions and if you specify a choice on a matter, your Shares will be voted accordingly. If there are other items of business that properly come before the Meeting, or amendments or variations to the items of business, your proxyholder has the discretion to vote your Shares as he or she sees fit.

It is important you provide voting instructions with your proxy. If you appoint the Pan American management proxyholders, but do not tell them how to vote, your Shares will be voted:

•	FOR the election of the nominated directors listed on the proxy form and in this Circular;
•	FOR reappointing Deloitte LLP as the independent auditor and authorizing the Board to set the auditor’s pay; and
•	FOR the advisory “say on pay” resolution on our approach to executive compensation.

This is consistent with the voting recommendations of the Board. If there are other items of business that properly come before the Meeting, or amendments or variations to the items of business, the Pan American management proxyholders will vote according to management’s recommendation.

If you appoint someone other than the Pan American management proxyholders to be your proxyholder, that person must attend and vote at the Meeting for your vote to be counted.

A proxy will not be valid unless it is signed by the registered shareholder or by the registered shareholders’ attorney with proof that they are authorized to sign. If you represent a registered shareholder who is a corporation or association, your proxy should have the seal of the corporation or association, where applicable, and must be executed by an officer or an attorney who has written authorization. If you execute a proxy as an attorney for an individual registered shareholder, or as an officer or attorney of a registered shareholder who is a corporation or association, you must include the original, or a notarized copy of the written authorization for the officer or attorney, with your proxy form.

If you are voting by proxy, you may vote by phone, by mail or on the internet.

Computershare must receive your proxy by 2:00 p.m. (Vancouver time) on Friday, May 5, 2017, or at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the province of British Columbia) prior to the time set for the Meeting or any adjournment or postponement of the Meeting. The chairman of the Meeting has the discretion to accept or reject late proxy forms.

Voting by Telephone:

You may vote your Shares by telephone by dialing the following toll-free number from a touch-tone telephone: 1-866-732-8683. If you vote by telephone, you will need your control number, which appears at the bottom of the first page of your proxy form.

Voting by Mail:

Complete your proxy form, including the section on declaration of residency, sign and date it, and send it to Computershare in the envelope provided.

ABOUT THE MEETING |	Page 3

2017 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

If you did not receive a return envelope, please send the completed form to:

Computershare Investor Services Inc.

Attention: Proxy Department

100 University Avenue, 8th Floor

Toronto, Ontario Canada M5J 2Y1

Voting on the Internet:

Go to www.investorvote.com and follow the instructions on screen. If you vote using the internet, you will need your control number, which appears at the bottom of the first page of your proxy form.

Non-Registered or Beneficial Shareholders

You are a non-registered (or beneficial) shareholder if your Shares are registered in the name of:

•	your bank, trust company, securities dealer or broker, trustee, administrator, custodian or other intermediary who holds your Shares in a nominee account; or
•	a clearing agency, like CDS.

OBOs are objecting beneficial shareholders who do not want us to know their identity.

NOBOs are non-objecting beneficial shareholders that do not object to us knowing their identity.

Under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, we can deliver proxy-related materials directly to NOBOs. Our agent sends NOBOs the Meeting materials and a voting instruction form, along with instructions for completing the form and returning it to them. Our agent is responsible for following the voting instructions it receives, tabulating the results and then providing appropriate instructions to our transfer agent, Computershare.

If you are an OBO, we must send the Meeting materials to your intermediary so they or their service company can forward them to you, unless you have waived the right to receive certain proxy-related materials. The Company does not intend to pay for intermediaries to forward proxy-related materials to OBOs and OBOs will not receive the materials unless the OBOs’ intermediary assumes the cost of delivery. The package should include a voting instruction form for you to complete with your voting instructions.

In order to vote using the voting instruction form:

•

NOBOs: Fill in the voting instruction form you received with this package and carefully follow the instructions provided. You can send your voting instructions by phone or by mail or through the internet.

•

OBOs: Sign and date the voting instruction form your intermediary sends to you, and follow the instructions for returning the form. Your intermediary is responsible for properly executing your voting instructions.

If you are a non-registered shareholder and would like additional information or assistance in completing your voting instruction form or in obtaining the required information to submit your vote on the matters to be dealt with at the Meeting, you may contact Kingsdale Advisors by telephone at 1-877-659-1825, toll-free in North America or call collect at 416-867-2272 outside of North America or by e-mail at contactus@kingsdaleadvisors.com.

Attending the Meeting and Voting in Person

Registered Shareholders

You do not need to complete the enclosed proxy form if you want to attend the Meeting and vote in person. Simply register with a representative from Computershare when you arrive at the Meeting.

Non-Registered Shareholders

•

NOBOs: Follow the instructions on the voting instruction form. You must request a legal proxy form granting you the right to attend the Meeting and vote in person and return the proxy form to our transfer agent within the time periods specified.

•

OBOs: Follow the instructions on the voting instruction form from your intermediary, and request a proxy form, which grants you the right to attend the Meeting and vote in person and return the proxy form to our transfer agent within the time periods specified.

When you arrive at the Meeting, make sure you register with a representative from Computershare so your voting instructions can be taken at the Meeting.

Send Your Voting Instructions Immediately

Unless you are a registered shareholder and intend to attend the Meeting in person, your vote will only be counted if Computershare receives your voting instruction form or proxy, as applicable, before 2:00 p.m. (Vancouver time) on Friday, May 5, 2017.

ABOUT THE MEETING |	Page 4

2017 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Make sure your voting instruction form or proxy form, as applicable, is properly completed and that you allow enough time for it to reach Computershare if you are sending it by mail.

If the Meeting is postponed or adjourned, Computershare must receive your voting instructions at least 48 hours before the Meeting is reconvened.

Changing Your Vote

Registered Shareholders

You can revoke your proxy by sending a new completed proxy form with a later date, or a written note signed by you or by your attorney if he or she has your written authorization. You can also revoke your proxy in any manner permitted by law.

If you represent a registered shareholder who is a corporation or association, your written note must have the seal of the corporation or association, if applicable, and must be executed by an officer or an attorney who has their written authorization. The written authorization must accompany the revocation notice.

We must receive the written notice any time up to and including the last business day before the day of the Meeting, or the day the Meeting is reconvened if it was postponed or adjourned.

Send the signed written notice to:

Pan American Silver Corp.

Suite 1500, 625 Howe Street

Vancouver, British Columbia

Canada, V6C 2T6

Attention: Corporate Secretary

You can also give your written notice to the chairman of the Meeting on the day of the Meeting. If the Meeting has already started, your new voting instructions can only be executed for items that have not yet been voted on.

If you have sent in your completed proxy form and since decided that you want to attend the Meeting and vote in person, you need to revoke the proxy form before you vote at the Meeting.

Non-Registered Shareholders

Only registered shareholders have the right to revoke a proxy.

Non-registered shareholders can change their vote:

•	NOBOs: contact our agent on the voting instruction form immediately so they have enough time before the Meeting to arrange to change your vote.
•	OBOs: contact your intermediary immediately so they have enough time before the Meeting to arrange to change the vote and, if necessary, revoke the proxy.

Processing the Votes

Our transfer agent, Computershare, or its authorized agents count and tabulate the votes on our behalf. We will file the voting results of the Meeting on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml) after the Meeting.

ABOUT THE MEETING |	Page 5

2017 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Director Nominees

The current eight directors of the Company will be standing for re-election at the Meeting. These directors have been nominated based on the diversity of skills and experience that the Board believes is necessary to effectively fulfil its duties and responsibilities.

Our Policy on Majority Voting

We have adopted a majority voting policy. Under our majority voting policy, any nominee proposed for election as a director must submit his or her resignation if they receive more WITHHELD votes than FOR votes. The policy only applies to uncontested elections of directors – where the number of nominees is the same as the number of directors to be elected.

Within 90 days of the relevant shareholders’ meeting, the Board will determine whether to accept the resignation and issue a press release either announcing the resignation of the director or explaining its reasons for not accepting the resignation. The Board will accept the resignation unless there are exceptional circumstances. The resignation will be effective when accepted by the Board. A director who tenders a resignation under this policy will not participate in any Board or committee meeting at which the resignation is considered.

Nominees for Election as Directors

The term of office of each of the present directors expires at the close of the Meeting. Persons named below will be presented for election at the Meeting as management’s nominees. Unless otherwise instructed, the accompanying form of proxy will be voted FOR management’s nominees.

We do not contemplate that any of these nominees will be unable to serve as a director. If that should occur before the Meeting, the persons named in the proxy reserve the right to vote for another nominee, unless you specify that Shares are to be withheld from voting on the election of directors.

Each director elected at the Meeting will hold office until the close of our next annual meeting of shareholders or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with our articles or with the provisions of the Business Corporations Act (British Columbia).

ABOUT THE MEETING |	Page 6

2017 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

ROSS J. BEATY, 65 Vancouver, B.C. Canada Director since September 30, 1988 Chairman (independent) Principal Occupation: Executive Chairman, Alterra Power Corp.

Mr. Beaty founded the Company and served as CEO until May 2004. Mr. Beaty is a geologist and resource company entrepreneur with more than 42 years of experience in the international minerals industry. He has also founded and divested a number of other public mineral resource companies since 1985.

Mr. Beaty is a past President of the Silver Institute, a Fellow of the Geological Association of Canada and the Canadian Institute of Mining, and a recipient of the Institute’s Past President Memorial Medal. In 2007, he received the Association of Mineral Exploration of B.C.’s Colin Spence Award for excellence in global mineral exploration and in 2008 the Mining Person of the Year award from the Mining Association of B.C. In 2010, Mr. Beaty was presented with the Viola R. MacMillan Award by the Prospectors and Developers Association of Canada. In 2014, Mr. Beaty received the CIM’s Vale Medal for meritorious contribution to mining. In 2015 Mr. Beaty was inducted to the Resource Hall of Fame. In 2016 Mr. Beaty received the Vancouver Aquarium’s North Medal for Ocean Conservation and the Alumni Award of Distinction from UBC’s School of Law.

Mr. Beaty was born in Vancouver, Canada and educated at the Royal School of Mines, University of London, England, M.Sc., Distinction (Mineral Exploration) 1975 and the University of British Columbia, LL.B. (Law) 1979 and B.Sc. (Honours Geology) 1974.

SECURITIES HELD
Shares	2,818,680	(1)
Options	Nil
Meets share ownership requirement: current requirement is 5,000 shares, but all current directors must hold 10,000 shares on or before December 31, 2018
EQUITY VALUE AS AT MARCH 27, 2017 (2)
$67,169,144.40
VOTING RESULTS
2016 FOR: 99.21%	WITHHELD: 0.79%
2015 FOR: 94.37%	WITHHELD: 5.63%
BOARD AND COMMITTEE MEMBERSHIP ATTENDANCE
Board of Directors	7 of 7
Committees:
Finance	2 of 2

OTHER DIRECTORSHIPS WITH REPORTING ISSUERS
Alterra Power Corp.
AREAS OF EXPERTISE
Technical
Finance
Regulatory
Corporate Social Responsibility

Notes:

(1)	160,000 of these Shares are held by Kestrel Holdings Ltd., a private company owned by Mr. Beaty.
(2)	Calculated using the closing price of our shares on the TSX on March 27, 2017 ($23.83). We consider Options to be at risk compensation and have not included them in this calculation.

MICHAEL L. CARROLL, 64 Walnut Creek, CA USA Director since January 2, 2011 Director (independent) Principal Occupation: Corporate Director

Mr. Carroll is a Corporate Director who joined Pan American’s Board in January 2011. He is a Certified Public Accountant with over 30 years of financial management expertise, primarily with publicly traded mining companies including Homestake Mining Company, Bond International Gold, and Cumberland Resources Ltd.

His professional expertise includes equity and debt financing, mergers and acquisitions, strategic planning, IFRS, GAAP, international tax planning and regulatory reporting.

Most recently, Mr. Carroll served as Chairman of the Audit Committee and designated financial expert of Centenario Copper Corporation

SECURITIES HELD
Shares	24,186
Options	Nil
Meets share ownership requirement: current requirement is 5,000 shares, but all directors must hold 10,000 shares on or before December 31, 2018
EQUITY VALUE AS AT MARCH 27, 2017 (1)
$576,352.38
VOTING RESULTS
2016 FOR: 99.30%	WITHHELD: 0.70%
2015 FOR: 98.63%	WITHHELD: 1.37%
BOARD AND COMMITTEE MEMBERSHIP ATTENDANCE
Board of Directors	7 of 7
Committees:
Audit (Chair)	8 of 8
Finance	2 of 2
OTHER DIRECTORSHIPS WITH REPORTING ISSUERS
None
AREAS OF EXPERTISE
Accounting and Tax
Finance
Human Resources and Compensation

Note:

(1)	Calculated using the closing price of our shares on the TSX on March 27, 2017 ($23.83). We consider Options to be at risk compensation and have not included them in this calculation.

ABOUT THE MEETING |	Page 7

2017 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NEIL DE GELDER QC, 64 Vancouver, B.C. Canada Director since July 3, 2012 Director (independent) Principal Occupation: Executive Vice President, Stern Partners

Mr. de Gelder is the Executive Vice-President of Stern Partners, a private diversified investment firm based in Vancouver.

He was appointed to the Board in 2012 and has over 25 years’ experience as a lawyer specializing in corporate, M&A and financing matters with a major Canadian law firm.

Mr. de Gelder is a past Executive Director of the British Columbia Securities Commission, and has served on a wide variety of corporate, crown, charitable and community boards over the years, including serving on the audit committee of a B.C. venture capital fund.

SECURITIES HELD
Shares	17,768
Options	12,245
Meets share ownership requirement: current requirement is 5,000 shares, but all directors must hold 10,000 shares on or before December 31, 2018
EQUITY VALUE AS AT MARCH 27, 2017 (1)
$423,411.44
VOTING RESULTS
2016 FOR: 99.05%	WITHHELD: 0.95%
2015 FOR: 94.37%	WITHHELD: 5.63%

BOARD AND COMMITTEE MEMBERSHIP ATTENDANCE
Board of Directors	7 of 7
Committees:
Nominating & Governance (Chair)	4 of 4
Audit	8 of 8

OTHER DIRECTORSHIPS WITH REPORTING ISSUERS
British Columbia Discovery Fund (VCC) Inc. (Chair)
AREAS OF EXPERTISE
Regulatory
Finance

Note:

(1)	Calculated using the closing price of our shares on the TSX on March 27, 2017 ($23.83). We consider Options to be at risk compensation and have not included them in this calculation.

CHRISTOPHER NOEL DUNN, 57 Boston, MA USA Director since January 1, 2012 Director (independent) Principal Occupation: Executive Chairman, Ero Copper Corporation

Mr. Dunn is a Corporate Director and was appointed to the Board in late 2011. Mr. Dunn has over 25 years’ experience in the investment banking industry, having worked as a Managing Director in London for Goldman Sachs, as well as having been a Senior Managing Director and Head of Global Mining and Metals for Bear Stearns. Mr Dunn was formerly Managing Director of Liberty Mining & Metals LLC, a private equity investor in natural resources.

Mr. Dunn is currently Executive Chairman of Ero Copper Corporation, a private company, whose subsidiaries mine copper and gold in Brazil.

SECURITIES HELD
Shares	9,387
Options	20,642
Meets share ownership requirement: current requirement is 5,000 shares, but all current directors must hold 10,000 shares on or before December 31, 2018
EQUITY VALUE AS AT MARCH 27, 2017 (1)
$223,692.21
VOTING RESULTS
2016 FOR: 98.05%	WITHHELD: 1.95%
2015 FOR: 93.66%	WITHHELD: 6.34%

BOARD AND COMMITTEE MEMBERSHIP ATTENDANCE
Board of Directors	6 of 7
Committees:
Finance (Chair)	2 of 2
Human Resources & Compensation	4 of 5
Nominating & Governance	4 of 4
OTHER DIRECTORSHIPS WITH REPORTING ISSUERS
Pretium Resources Inc.
AREAS OF EXPERTISE
Finance
Regulatory
Human Resources and Compensation

Note:

(1)	Calculated using the closing price of our shares on the TSX on March 27, 2017 ($23.83). We consider Options to be at risk compensation and have not included them in this calculation.

ABOUT THE MEETING |	Page 8

2017 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

DAVID C. PRESS, 71 West Vancouver, B.C. Canada Director since May 13, 2008 Director (independent) Principal Occupation: Corporate Director

Mr. Press is a Corporate Director with over 45 years of diversified experience in the mining industry. He has worked in underground and open pit mines across Canada as well as in the United States and Australia.

While with Homestake Mining Company he held the position of Director, Mine Engineering and Development. In that capacity he provided technical support to all Homestake operations as well as leading the evaluation and investigation efforts for potential acquisitions on a world-wide basis.

Mr. Press graduated from Nottingham University with an honours degree in mining engineering in 1967.

SECURITIES HELD
Shares	11,638
Options	Nil
Meets share ownership requirement: current requirement is 5,000 shares, but all current directors must hold 10,000 shares on or before December 31, 2018
EQUITY VALUE AS AT MARCH 27, 2017 (1)
$277,333.54
VOTING RESULTS
2016 FOR: 98.50%	WITHHELD: 1.50%
2015 FOR: 98.44%	WITHHELD: 1.56%
BOARD AND COMMITTEE MEMBERSHIP ATTENDANCE (2)
Board of Directors	7 of 7
Committees:
Health, Safety, Environment & Communities (Chair)	4 of 4
Audit	5 of 6
Human Resources & Compensation	5 of 5
OTHER DIRECTORSHIPS WITH REPORTING ISSUERS
None

AREAS OF EXPERTISE
Technical
Corporate Social Responsibility
Human Resources and Compensation

Notes:

(1)	Calculated using the closing price of our shares on the TSX on March 27, 2017 ($23.83). We consider Options to be at risk compensation and have not included them in this calculation.
(2)	Mr. Press was a member of the Audit Committee from January 1, 2016 through to May 11, 2016, and attended all but one meeting while he was a member.

WALTER T. SEGSWORTH, 68 West Vancouver, B.C. Canada Director since May 12, 2009 Lead Director (independent)(1) Principal Occupation: Corporate Director

Mr. Segsworth is a Corporate Director who joined the Board in 2009.

He holds a B.Sc. in Mining Engineering from Michigan Tech and has over 45 years of experience in mining in Canada and overseas.

Mr. Segsworth has served on the Boards of Directors of several mining companies including Westmin Resources, where he was President and CEO and Homestake Mining Company, where he was President and COO. He was also the former Lead Director of the Board of Alterra Power Corp. Mr. Segsworth is past Chairman of both the Mining Associations of BC and Canada and was named BC’s Mining Person of the year in 1996.

SECURITIES HELD
Shares	19,268
Options	Nil
Meets share ownership requirement: current requirement is 5,000 shares, but all directors must hold 10,000 shares on or before December 31, 2018
EQUITY VALUE AS AT MARCH 27, 2017 (2)
$459,156.44
VOTING RESULTS
2016 FOR: 98.32%	WITHHELD: 1.68%
2015 FOR: 98.62%	WITHHELD: 1.38%
BOARD AND COMMITTEE MEMBERSHIP ATTENDANCE
Board of Directors	7 of 7
Committees:
Human Resources & Compensation (Chair)	5 of 5
Health, Safety, Environment & Communities	4 of 4
OTHER DIRECTORSHIPS WITH REPORTING ISSUERS
Gabriel Resources Ltd.
Happy Creek Minerals Ltd.
Sabina Gold & Silver Corp.
AREAS OF EXPERTISE
Technical
Human Resources and Compensation

Notes:

(1)	As the independent Lead Director, Mr. Segsworth holds in-camera meetings with all independent directors of the Board and reports back on those in-camera meetings to the Board.
(2)	Calculated using the closing price of our shares on the TSX on March 27, 2017 ($23.83). We consider Options to be at risk compensation and have not included them in this calculation.

ABOUT THE MEETING |	Page 9

2017 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

MICHAEL STEINMANN, 51

North Vancouver, B.C. Canada

Director since

January 1, 2016

President, Chief Executive Officer, and Director (non-independent)

Principal Occupation:

President & CEO of the Company

Mr. Steinmann has been with the Company in different roles since 2004. He was promoted to President in February 2015 and named President & CEO in January 2016. Mr. Steinmann has over 20 years of experience in the base and precious metals industry. He joined Pan American Silver Corp. after serving as Manager of Geology and Business Development for Glencore in South America.

Mr. Steinmann holds a Ph.D. in Natural Science (Geology) from the Swiss Federal Institute of Technology (ETHZ) a M.Sc. in Geology from the University of Zurich and a Degree in Corporate Finance from Escuela Superior de Administración y Negocios, Lima.

Mr. Steinmann has extensive experience throughout South America in mine operations, project development and corporate M&A having participated in numerous mine construction projects from exploration and feasibility studies, through start-up and into continuous operation. He was involved in several capital market transactions including placements of equity and debt and played a pivotal role in the successful acquisition of Aquiline Resources Inc. (Navidad project) and Minefinders Corporation Ltd. (Dolores mine), as well as in numerous other exploration and business development initiatives.

SECURITIES HELD
Shares	42,566
Options	145,302
RSUs	11,667
PSUs	36,751
Meets share ownership requirement: current requirement is 5,000 shares, but all current directors must hold 10,000 shares on or before December 31, 2018
EQUITY VALUE AS AT MARCH 27, 2017 (1)
$2,168,148.72
VOTING RESULTS
2016 FOR: 99.27%	WITHHELD: 0.73%
2015 FOR: N/A	WITHHELD: N/A
BOARD AND COMMITTEE MEMBERSHIP ATTENDANCE (2)
Board of Directors	7 of 7
Committees:
Health, Safety, Environment & Communities	2 of 4
Finance	2 of 2
OTHER DIRECTORSHIPS WITH REPORTING ISSUERS
Lumina Gold Corp. (formerly Odin Mining & Exploration Ltd.)
AREAS OF EXPERTISE
Finance
Technical
Regulatory

Notes:

(1)

The total includes Shares and RSUs calculated using the closing price of our shares on the TSX on March 27, 2017 ($23.83). We consider PSUs and Options to be at risk compensation and have not included them in this calculation.

(2)	Mr. Steinmann joined the above noted committee upon Mr. Burns’ retirement on May 11, 2016, and attended all meetings once he became a member.

GILLIAN D. WINCKLER, 54 Vancouver, BC Canada Director since May 11, 2016 Director (independent) Principal Occupation: Corporate Director

Ms. Wincker is a former mining and business executive with over 25 years of diversified experience in the metals and mining industry and the financial sector.

Ms. Winckler spent 16 years with BHP Billiton in London, England and Vancouver, Canada where she was involved with corporate and divisional strategy, mergers and acquisitions, divestments, exploration as well as project evaluation and development. Upon leaving the company she joined Coalspur Limited, a thermal coal development company listed in Canada and Australia as the CEO and President. Ms. Winckler held this position, as well as CFO for a brief period, for three years until the company was acquired in June 2015.

Prior to the mining industry, Ms. Winckler spent five years as a corporate financier in South Africa and London and five years in the auditing profession.

Ms. Winckler is a Chartered Accountant (South Africa), with a BSc and BComm (Hons) obtained in South Africa. Her professional expertise includes mergers and acquisitions, strategic planning, IFRS, GAAP, risk management and regulatory reporting.

SECURITIES HELD
Shares	9,000
Options	Nil

Meets share ownership requirement: current requirement is 5,000 shares, but all directors must hold 10,000 shares on or before December 31, 2018
EQUITY VALUE AS AT MARCH 27, 2017 (1)
$214,470.00
VOTING RESULTS
2016 FOR: 99.23%	WITHHELD: 0.77%
2015 FOR: N/A	WITHHELD: N/A
BOARD AND COMMITTEE MEMBERSHIP ATTENDANCE (2)
Board of Directors	3 of 7
Committees:
Audit	2 of 8
Health, Safety, Environment & Communities	2 of 4
OTHER DIRECTORSHIPS WITH REPORTING ISSUERS
None
AREAS OF EXPERTISE
Accounting and Tax
Finance
Technical
Corporate Social Responsibility

Notes:

(1)	Calculated using the closing price of our shares on the TSX on March 27, 2017 ($23.83). We consider Options to be at risk compensation and have not included them in this calculation.
(2)	Ms. Winckler joined the Board and the respective committees that she is a member as of May 11, 2016, and attended all meetings once she became a member.

ABOUT THE MEETING |	Page 10

2017 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

The municipality and province or state of residence, principal occupation and business or employment of each director has been furnished by the individual nominees. The number of Shares, options, restricted share units (RSUs) and performance share units (PSUs) beneficially owned by each nominee or over which each nominee exercises control or direction set out in the above table has been obtained from publicly available insider reporting as at March 27, 2017, or has been provided by individual nominees.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

In the last 10 years, none of the proposed directors is, or has been a director or executive officer of any company (including ours) that has (while, or within a year of, acting in that capacity):

•	become bankrupt,
•	made a proposal under legislation relating to bankruptcy or insolvency,
•	been subject to or instituted any proceedings, arrangement of compromise with creditors, or
•	had a receiver, receiver manager or trustee appointed to hold its assets, or the assets or the nominated director.

None of the proposed directors is, or has been within the last 10 years, a director, chief executive officer or chief financial officer of any company that was subject to:

•	a cease trade order,
•	an order similar to a cease trade order, or
•	an order that denied the relevant company access to any exemption,

that was issued while the proposed director was acting in such capacity, or that was issued after the proposed director was no longer acting in such capacity, and which resulted from an event that occurred while that person was acting in that capacity.

As at the date of this Circular and within the past 10 years, none of the proposed directors has been subject to any penalties or sanctions imposed by a court or regulatory body, or have entered into a settlement agreement with any securities regulatory authority or other regulatory authority, or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

About the Auditor

Deloitte LLP has been our auditor since October 26, 1993. The auditor conducts the annual audit of our financial statements, provides audit-related, tax and other services, and reports to the Audit Committee of the Board. Unless otherwise instructed, the management proxy holders appointed pursuant to the accompanying form of proxy will vote FOR the resolution appointing Deloitte LLP as our auditor to hold office until our 2018 annual meeting of shareholders and FOR authorizing the Board to fix the auditor’s pay.

Auditor’s fees

The following table shows the fees earned by Deloitte LLP for services in 2016 and 2015(1):

	Year ended December 31, 2016 ($)	Year ended December 31, 2015 ($)
Audit Fees(2)	1,788,000	1,899,000
Audit Related Fees(3)	101,000	66,000
Tax-Related Fees(4)	58,000	73,000
Other Fees	0	0
Total:	1,947,000	2,038,000

Notes:

(1)	The Audit Committee approved all audit and non-audit services provided to us by Deloitte LLP in 2016 and 2015.
(2)	Audit Fees are comprised of audit and interim reviews.
(3)	Audit Related Fees are comprised of prospectus and information circular filings.
(4)	Tax Related Fees are comprised of transfer pricing, tax return and compliance services, and services related to certain VAT returns.

ABOUT THE MEETING |	Page 11

2017 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Advisory ‘Say on Pay’ Resolution

You will have the opportunity to vote on our approach to executive compensation at the Meeting. Since the resolution is advisory in nature, it will not be binding. However, we, together with the Human Resources and Compensation Committee, will consider the outcome of the vote as part of our ongoing review of executive compensation. For information on our approach to executive compensation, see “Executive Compensation” beginning on page 22. Unless otherwise instructed, management proxy holders appointed pursuant to the accompanying form of proxy will vote FOR this ordinary resolution.

The full text of the advisory resolution on our approach to executive compensation is as follows:

Be it resolved, on an advisory basis and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in Pan American’s information circular for the annual general and special meeting of shareholders of Pan American to be held on Tuesday, May 9, 2017.

ABOUT THE MEETING |	Page 12

2017 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Governance

What’s Inside

Corporate Governance Overview	14

Ethical Business Conduct	14

About the Board	14

Board Committees	16

Director Attendance	19

Director Compensation	20

At a Glance – What We Do	Page(s)
✓ Separate Chair and CEO
✓ Annual, individual director elections
✓ Majority voting policy for the election of directors	6
✓ Board approved Code of Ethical Conduct	14
✓ Independent Board Chair and an independent Lead Director	15
✓ 88% independent directors	15
✓ 100% independent Audit, HRC and Governance Committees	16, 17, and 18
✓ Require directors to hold a minimum number of shares	21
✓ Prohibit directors from engaging in hedging or derivative trading in our securities	21
✓ No loans to any director	38
✓ Orientations for new directors	47
✓ Ongoing director education support	47
✓ Annual Board and committee performance evaluations	49
✓ No director retirement policy or term limits	50
✓ Diversity Policy	50

GOVERNANCE |	Page 13

2017 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Corporate Governance Overview

The Board believes that good corporate governance is important to our effective performance and plays a significant role in protecting our shareholders’ interests and maximizing shareholder value.

Guidelines for effective corporate governance of listed companies are established by a number of sources, including:

•	National Instrument 58-101 – Disclosure of Corporate Governance Practices (NI 58-101)
•	National Instrument 58-201 – Corporate Governance Guidelines (together with NI 58-101, Corporate Governance Disclosure Rules)
•	Sarbanes-Oxley Act of 2002
•	Corporate governance requirements of the Nasdaq Stock Market (the Nasdaq Rules)
•	Toronto Stock Exchange (the TSX) corporate governance requirements

The Board is of the view that our system of corporate governance meets or exceeds these guidelines.

Our goal is to continuously improve and enhance our corporate governance standards and best practices. In 2010 we presented a “say on pay” resolution to our shareholders, and in 2011, we adopted a majority voting policy on the election of directors. In 2015, the Board also approved a diversity policy that recognizes the importance of diversity, including gender diversity, on our Board and amongst our senior management team. A copy of the diversity policy is available on our website at: www.panamericansilver.com.

Our overall corporate governance practices are outlined in accordance with NI 58-101 in Appendix A to this Circular.

Ethical Business Conduct

Our Code of Ethical Conduct (the Code) was first established in 2003 and is reviewed annually by the Nominating and Governance Committee and, if necessary, updated to ensure we are current with evolving governance and ethics practices. The Code is designed to:

•	deter wrong-doing
•	promote honest and ethical conduct, and
•	require full, accurate and timely disclosure

The Code applies to all of our directors, officers and employees. A copy is attached to this information circular as Appendix “C” and is available on our website at: www.panamericansilver.com.

In addition to the Code, we have adopted a number of other policies and guidelines that provide a framework for ethical business practices and the ethical conduct of directors, officers and employees. They promote integrity, accountability and transparency throughout the Company, and also help ensure that we are compliant with legal and regulatory requirements and industry best practices. These include the Global Anti-Corruption Policy (the Anti-Corruption Policy) and the Corporate Social Responsibility Policy (the CSR Policy).

The Code and the Anti-Corruption Policy together provide the fundamental tenets to ensure that we consistently operate in an ethical and responsible manner in compliance with applicable laws, rules and regulations, and the CSR Policy articulates our commitment for the responsible development of mineral resources in harmony with the communities where we are located.

The Nominating and Governance Committee and the Audit Committee monitor compliance with the Code and the Board is responsible for granting any waivers from the Code. We will disclose any waivers from the requirements of the Code granted to our directors or executive officers in the next quarterly report following the waiver. There were no such waivers of the Code during 2016.

About the Board

The Board has overall responsibility for corporate governance matters through:

•	Developing and approving corporate policies and guidelines
•	Assisting in the definition of corporate objectives and assessing key plans
•	Evaluating our performance on a regular basis

Among other things, the Board is guided by legislative and other governance standards, as well as stock exchange rules and industry best practices. The Board has developed a mandate that sets out written terms of reference for the Board’s authority, responsibility and function. This mandate is reviewed and revised regularly, most recently revised in 2015. The Board, as a whole or through its committees, periodically reviews and assesses our policies and guidelines, as well as our governance practices, to ensure they are appropriate and current.

The Board is comprised of individuals of the highest integrity, each of whom has the knowledge and skill necessary to contribute effectively to the oversight and guidance of Pan American. The Board has a majority of independent directors. Independence is in part a legal and regulatory construct, but is also evaluated on the basis that such directors are able to act objectively and in an unfettered manner, free from material relationships with us.

GOVERNANCE |	Page 14

2017 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

The Board has established five committees that each play a role in our business:

•	Audit Committee
•	Health, Safety, Environment and Communities Committee (HSECC)
•	Nominating and Governance Committee (N&G Committee)
•	Human Resources and Compensation Committee (HRCC)
•	Finance Committee

Each committee acts on issues that fall within its purview, and on matters that overlap between committees and ultimately may involve the Board as a whole. The Board has developed charters for each of its committees which establish their specific roles and responsibilities. It has also adopted governance guidelines for certain of its committees. Committee members are appointed annually following our annual general and special meeting of shareholders.

In fulfilling its governance responsibilities, the Board has delegated significant responsibility for corporate governance matters to the N&G Committee. The N&G Committee is responsible for developing and implementing governance best practices and works closely with our General Counsel and our Corporate Secretary to ensure that the N&G Committee is aware of developments and emerging trends in corporate governance. The N&G Committee regularly reports, advises and makes recommendations on governance related matters to the Board. See page 18 for a more detailed description of the N&G Committee’s composition, function and responsibilities.

In addition, the Board relies on management to ensure we are conducting our everyday business to the appropriate standards and also to provide regular, forthright reports to the Board and its committees. The Company is not indebted to any of its directors.

The Board works with management to develop our strategic direction, including matters relating to the long range strategic plan, budgets, financial plans and strategies, and corporate opportunities, as well as identifying strategic risks. The Board and management regularly discuss strategic issues at quarterly Board meetings and as needed throughout the year.

Composition of the Board and Independence

The Board currently consists of eight directors, seven of whom, Messrs. Beaty (Chairman), Carroll, Dunn, de Gelder, Press, and Segsworth and Ms. Winckler, qualify as independent directors under the Corporate Governance Disclosure Rules and the Nasdaq Rules. They are independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with their ability to act in our best interests. Mr. Steinmann is not independent due to his current management position with us. As such, the Board is currently 88% independent.

In-Camera Meetings

The independent members of the Board meet without the non-independent directors and management at each regularly scheduled quarterly Board meeting. They can also choose to meet in-camera (privately) at any other Board meeting. These in-camera meetings are led by the Lead Director, Mr. Segsworth. At present, Mr. Beaty does not attend the in-camera meetings of the independent directors. In addition, the Audit Committee regularly holds in-camera sessions with our auditors or amongst themselves. Other committees of the Board also hold in-camera sessions on an ad-hoc basis.

GOVERNANCE |	Page 15

2017 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Board Skills Matrix

As part of our ongoing efforts to ensure we have the appropriate combination of skills and experience on our Board, the N&G Committee has developed a skills matrix and identified the various areas of expertise that they considered necessary to provide effective stewardship for our Company. The N&G Committee asked each director nominee to consider the various areas of expertise identified below and identify whether they considered themselves to have these skills as core competencies, ancillary competencies, or that it was not within their particular area of expertise. The following skills matrix indicates the number of director nominees that have expertise in the identified area, and is representative of the diverse competencies of our nominees:

Areas of Expertise		Core Competencies	Ancillary Competencies
Regulatory	Legal - corporate /commercial	2	5
	Governance and regulatory compliance	3	4
	Government relations	1	6
	Public/investor relations	4	3
Finance	Capital markets	5	3
	Risk management	7
	M&A and corporate finance	7	1
	International business experience	7	1
Accounting and Tax	Financial literacy	3	4
	Tax	2	5
Technical	Mining operations	4	3
	Mine planning/development/construction	3	4
	Exploration	3	4
	Geology	2	3
	Metallurgy	1	4
Corporate Social Responsibility	Environment and sustainability	4	2
	Health and safety	3	3
	Social license	3	3
Human Resources and Compensation	Strategic leadership	5	2
	Human resources	5	2
	Compensation	4	3

Board Committees

The Board currently has five committees, as described below. The full charter of each committee can be found on our website at: www.panamericansilver.com.

Audit Committee

The Audit Committee is currently composed of three directors, each of whom is an unrelated and independent director for the purposes of the Corporate Governance Disclosure Rules and all of whom are independent directors for purposes of the Nasdaq Rules and as required by the Audit Committee Charter. The Audit Committee regularly holds in-camera sessions without management present.

The chair of the Audit Committee is Mr. Carroll.

All members of the Audit Committee are financially literate – they have the ability to read and understand a company’s financial statements, including its balance sheet, income statement and cash flow statement. Mr. Carroll has significant employment experience in finance and accounting as he previously served as chair of the audit committee and was the designated financial expert of Centenario Copper Corporation. He has the requisite professional experience in accounting to meet the criteria of an “audit committee financial expert” under the Sarbanes-Oxley Act of 2002.

GOVERNANCE |	Page 16

2017 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

The Audit Committee assists the Board in its oversight functions as they relate to the integrity of our financial statements and accounting processes, and to the independent auditor qualifications and independence. In this regard, the Audit Committee has primary responsibility for our financial reporting, accounting systems and internal controls. The Audit Committee’s primary areas of responsibility include:

•	Public filings, policies and procedures in respect of financial information
•	External auditors
•	Internal controls and financial reporting
•	Internal audit
•	Financial compliance and risk management

The Audit Committee is empowered to instruct and retain independent counsel or other advisors, set the pay and compensation for any such advisors and communicate directly with the independent auditor, as it determines necessary to carry out its duties. We will pay the costs of such advisors. The Audit Committee also has oversight responsibility for our internal audit group and function, and reviews and assesses internal audit findings. Additional information relating to the Audit Committee is contained in our Annual Information Form for the year ended December 31, 2016, under the heading “Audit Committee” and in Appendix A thereto.

The Audit Committee has prohibited the use of our independent auditor for the following non-audit services:

•	Bookkeeping or other services related to our accounting records or financial statements
•

Financial information systems design and implementation, except for services provided in connection with the assessment, design and implementation of internal account controls and risk management controls

•

Appraisal or valuation services, fairness opinions or contribution-in-kind reports, where the results of any valuation or appraisal would be material to our financial statements or where the accounting firm providing the appraisal, valuation, opinion or report would audit the results

•	Actuarial services
•	Internal audit outsourcing services
•	Management functions or human resources functions
•	Broker-dealer, investment advisor or investment banking services
•	Legal services
•	Expert services unrelated to audits

Human Resources and Compensation Committee

The HRCC is currently comprised of three directors, each of whom is an independent director as required by the HRCC Charter and for the purposes of both the Corporate Governance Disclosure Rules and the Nasdaq Rules. In addition, none of the members of the HRCC is currently an executive officer of any other public company. The HRCC holds in-camera sessions without management present when appropriate.

The chair of the HRCC is Mr. Segsworth.

The HRCC reviews and makes recommendations to the Board in respect of the overall compensation strategy, salary and benefits, and succession planning of our executive officers. In addition, the HRCC is responsible for reviewing any agreements with executive officers that may address retirement, termination of employment or special circumstances, and for the general compensation structure and our incentive programs, as well as delivering an annual report to shareholders on executive compensation. The HRCC annually reviews and makes recommendations to the Board for approval with respect to annual and long-term corporate goals and objectives relevant for determining the compensation for our CEO and other management members, and annually reviews the performance of our CEO relative to the goals and objectives established.

More details about the HRCC and its work can be found in the Executive Compensation section of this Circular.

Health, Safety, Environment and Communities Committee

The HSECC currently consists of four directors, also including Mr. Steinmann who is also an executive officer. We believe that the HSECC should have a director from management as one of its members because that person is in the best position to analyze any specific issues that arise in this area, as well as to effect and implement any desired changes or policies.

The chair of the HSECC is Mr. Press.

We recognize that proper care of the environment and the health and safety of our employees is integral to our business, our employees, the communities in which we operate and all of our operations. Accordingly, we have directed our operating subsidiaries to conduct all operations in an environmentally ethical manner having regard to local laws, requirements and policies and to our Health and Safety Policy, our Environmental Policy and our Corporate Social Responsibility Policy (the HSE Policies). Our operating subsidiaries are responsible for complying with the HSE Policies, including being committed to, among other things:

•

Complying with the standards set by the applicable environmental laws and regulations of the countries and regions in which they operate, and additional environmental standards and practices that are voluntarily adopted by us

GOVERNANCE |	Page 17

2017 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

•	Exploring, designing, constructing, operating and closing mining and processing operations by utilizing effective and proven practices that minimize adverse environmental impacts
•	Educating employees regarding environmental matters and promoting employee participation in minimizing environmental impacts and social responsibility
•	Conducting regular reviews and reporting findings to management and the Board to ensure compliance with the HSE Policies as well as all health, safety, environmental and community issues
•

The continual improvement of our environmental performance, the prevention of pollution and the mitigation of environmental impacts through the design and implementation of sound environmental management systems

The HSECC oversees audits of all construction, exploitation, remediation and mining activities undertaken by our operating subsidiaries to assess consistency with the HSE Policies and industry best practices.

Nominating and Governance Committee

The N&G Committee currently consists of two directors, each of whom is an independent director as required by the N&G Committee Charter, and for the purposes of both the Corporate Governance Disclosure Rules and the Nasdaq Rules. The N&G Committee holds in-camera sessions without management present when it deems appropriate.

The chair of the N&G Committee is Mr. de Gelder.

The N&G Committee has, among other things, the following duties and responsibilities:

•	Assisting the Board in providing efficient and effective corporate governance for the benefit of shareholders
•	Identifying and evaluating possible nominees for the Board
•	Director education
•	Evaluating the performance of each individual director
•	Reviewing our Code

The N&G Committee also assists the Board in providing efficient and effective corporate governance. It reviews and makes recommendations to the Board with respect to the composition of the Board and its committees. The N&G Committee reviews the skills and independence of all nominees and recommends our corporate governance disclosure to the Board.

Finance Committee

The Finance Committee currently consists of four directors, one of whom is an executive member of the Board, Mr. Steinmann. We believe that the Finance Committee should have a director from management because that person has day-to-day knowledge of our financial matters and is in the best position to effect and implement any desired changes or policies. The purpose of the Finance Committee is to assist the Board in monitoring and reviewing our financial structure, investment policies and financial risk management programs and to make recommendations to the Board on those matters.

The chair of the Finance Committee is Mr. Dunn.

The Finance Committee’s responsibilities include:

•	Reviewing the policies underlying our financial plan to ensure its adequacy and soundness in providing for our operational and capital plans, including our debt and equity structure
•	Reviewing matters relating to significant corporate financings and dividends
•	Assessing policies and procedures for entering into investments and reviewing investment strategies for our cash balances
•	Reviewing our financial risk management program, including any significant commodity, currency or interest rate hedging programs

GOVERNANCE |	Page 18

2017 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Director Attendance

The following table sets out the attendance of directors at Board meetings and meetings of the committees of the Board of which they were members during the year ended December 31, 2016:

Director		Committees					Total Attendance
	Board	Audit	HRC	N&G	HSEC	Finance
	7 meetings	8 meetings	5 meetings	4 meetings	4 meetings	2 meetings
Ross J. Beaty	7	-	-	-	-	2	100%
Michael L. Carroll	7	8	-	-	-	2	100%
Christopher Noel Dunn	6	-	4	4	-	2	89%
Neil De Gelder	7	8	-	4	-	-	100%
David C. Press(1)	7	5 of 6	5	-	4	-	95%
Walter T. Segsworth	7	-	5	-	4	-	100%
Michael Steinmann(2)	7	-	-	-	2 of 2	2	100%
Gillian D. Winckler(3)	3 of 3	2 of 2	-	-	2 of 2	-	100%
Geoffrey A. Burns(4)	4 of 4	-	-	-	2 of 2	-	100%

Notes:

(1)	Mr. Press was a member of the Audit Committee from January 1, 2016 through to May 11, 2016, and was unable to attend one meeting during that time.
(2)	Mr. Steinmann joined the HSECC after the AGM on May 11, 2016.
(3)	Ms. Winckler joined the Board on May 11, 2016 and therefore, did not attend those 4 meetings held prior to that date.
(4)	Mr. Burns did not stand for re-election on May 11, 2016; however, he attended 100% of the board and committee meetings which were held while he was a director and committee member.

GOVERNANCE |	Page 19

2017 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Director Compensation

We establish director compensation based on a comparison with other companies in the mining industry and consider the duties and responsibilities of our directors, both at a Board level and the committee level. Our approach to director compensation is based on offering competitive compensation to recruit and retain highly qualified individuals to serve on our Board.

Executive directors are not paid for their services as directors.

Our independent directors are paid for their services as directors through a combination of retainer and meeting fees. Independent director compensation is not performance-based and they do not participate in compensation programs established for management.

The following table details the retainer and meeting fee structure for our independent directors as at December 31, 2016. All directors are reimbursed for associated travel costs to attend meetings.

DIRECTOR RETAINER AND MEETING FEES
Type	Amount ($)
Annual Board Chairman Retainer	CAD137,500	(1)
Annual Board Retainer (Non-Chairman, Non-Employee)	140,000	(2)
Lead Director Annual Retainer	10,000
Audit Committee Chair Retainer	18,000
Audit Committee Member Retainer	6,000
Human Resources and Compensation Committee Chair Retainer	12,000
Health, Safety, Environment and Communities Committee Chair Retainer	12,000
Nominating and Governance Committee Chair Retainer	7,500
Finance Committee Chair Retainer	7,500
Board and Committee Meeting Fee (Per meeting)	1,000

Notes:

(1)	Mr. Beaty also receives reimbursement of expenses to cover the administrative costs of running the chairman’s office, up to a maximum of CAD$137,500.
(2)	There is a cash portion of the retainer, which is $90,000, and the remaining $50,000 is paid by way of PAS common shares (in accordance with the Company’s Stock Option and Share Compensation Plan).

Annual Board retainer fees are paid in respect of the period starting on the date of the annual meeting of shareholders at which he or she is elected or re-elected as a director and ending on the date immediately prior to the date of our next annual meeting of shareholders. The independent directors receive their annual board retainer fee, net of applicable taxes, in a combination of shares and cash. In 2015, the Board amended the director retainer and meeting fees, and among other things, eliminated stock options as a method of payment. In 2016, the Board reviewed the director retainer and meetings fees, and no changes were proposed.

We reimburse our directors for reasonable out-of-pocket expenses related to their attendance at meetings or other expenses incurred for corporate purposes.

DIRECTOR COMPENSATION |	Page 20

2017 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

The following table sets forth all amounts of compensation earned by the directors for their services to us during the 2016 calendar year, with the exception of Messrs. Burns and Steinmann, who received compensation as Executives but did not receive compensation for services as directors.

Directors	Fees earned (1)(3)(4) ($)	Share- based awards(4) ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Ross J. Beaty(2)	CAD$137,500	-	-	-	-	CAD$137,500	CAD$275,000
Michael L. Carroll	126,000	50,000	-	-	-	-	176,000
Christopher Noel Dunn	111,500	50,000	-	-	-	-	161,500
Neil De Gelder	124,500	50,000	-	-	-	-	174,500
David C. Press	126,000	50,000	-	-	-	-	176,000
Walter T. Segsworth	127,000	50,000	-	-	-	-	177,000
Gillian Winckler(5)	96,000	50,000	-	-	-	-	146,000

Notes:

(1)

Includes Board annual retainer fees, plus committee retainer fees and all meeting attendance fees. We do not consider travel reimbursement costs to be part of compensation and therefore are not included in the aforementioned table.

(2)	Mr. Beaty receives reimbursement of expenses to cover the administrative costs of running the chairman’s office, up to a maximum of CAD$137,500.
(3)	Retainer fees are typically paid each May for services performed between the Company’s annual meeting of shareholders.
(4)	Retainer fees are paid $90,000 in cash and $50,000 in Shares of the Company.
(5)	Ms. Winckler joined the Board on May 11, 2016.

Director Share Ownership Guidelines

In 2015, the Board approved an increase in Share ownership guidelines for non-executive directors to enhance director alignment with shareholders and to improve overall director compensation practices. While previously our directors were required to hold at least 5,000 Shares, directors who were on the Board at the time the requirement increased, must now hold at least 10,000 Shares by December 31, 2018. The N&G Committee will consult with the CEO and the Chair to determine the timeframe for any new directors to achieve their Share ownership guidelines.

Directors are prohibited from hedging or derivative trading in our securities.

Directors’ and Officers’ Liability Insurance

We maintain Directors’ and Officers’ Liability insurance coverage with total liability limit of $40 million. The insurance covers our directors and officers, and the directors and officers of our subsidiaries, individually and as a group. Included in this $40 million limit is Directors’ and Officers’ Liability coverage with a $10 million dedicated limit. There is no deductible for non-indemnifiable loss, crisis loss, or derivative investigation costs. We would bear the first $100,000 of any other loss, except for losses defined as securities claims in the policy. In that case, Pan American would bear the first $350,000 of any loss.

DIRECTOR COMPENSATION |	Page 21

2017 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Executive Compensation

What’s Inside

Compensation Discussion and Analysis	23

Components of Executive Compensation	29

Executive Share Ownership	37

Total Executive Compensation Summary	40

Employment Agreements, Change in Responsibilities and Termination	40

At a Glance – What We Do	Page(s)

✓ Annual say on pay shareholder advisory vote	12

✓ Prohibit Executives from engaging in hedging or derivative trading in our securities	21

✓ Annual compensation risk review by HRCC	24

✓ Cap on the maximum payout for short-term incentives	25

✓ Compensation clawback provisions in both short and long-term incentive plans	25

✓ No backdating, option exchanges or cancellations allowed	25

✓ Use mixed time horizons for incentive payouts to focus Executives on the long-term	25

✓ Board has full discretion to change or suspend any incentive program at any time	25

✓ Independent executive compensation advisor working for the HRCC	27

✓ Disclose our peer group and our methodology for determining the peer group	28

✓ Three-year cliff vesting for performance share units	29

✓ Appropriate mix of short and long-term incentives	29

✓ Two-year no trading restriction on restricted stock awards	29

✓ Full disclosure of performance metrics, weightings and results	32

✓ No Executive perks such as club memberships	37

✓ Share ownership guidelines for Executives based on their length of service	37

✓ No loans to any Executive	38

✓ Double trigger provision on change of control cash severance payments to Executives	40

✓ No employment contracts with multi-year guaranteed increases or incentives

EXECUTIVE COMPENSATION |	Page 22

2017 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Compensation Discussion and Analysis

Introduction

This section provides information on our executive compensation program for 2016. For 2016, our Named Executive Officers, as defined in National Instrument 51-102 – Continuous Disclosure Obligations (NI 51-102) were as follows:

•	Michael Steinmann, President and Chief Executive Officer (President and CEO)
•	A. Robert Doyle, Chief Financial Officer (CFO)
•	Steve Busby, Chief Operating Officer (COO)
•	Andres Dasso, Senior Vice President, Operations (SVP Operations)
•	Bret Boster (Country Manager – Argentina)

We refer to our Named Executive Officers as Executives in this Circular.

In some instances, the compensation programs and certain other matters outlined herein also apply to other members of senior management, however, the programs are discussed as they relate specifically to our Executives.

2016 Company Performance

The Company achieved many of its corporate objectives for 2016 relating to our Annual Incentive Plan, including exceeding production and cost guidance, replacing reserves through exploration, and advancing the two key expansion projects at Dolores and La Colorada.

See further details on the Company’s performance on page 31 and the Company’s website.

Executive Compensation Philosophy

We strive to ensure our compensation is competitive with that of other Canadian mining companies with international operations who are similar to us in size and scope. We reward our Executives for achieving defined individual and corporate goals. We also align the interests of Executives and shareholders by rewarding performance that is likely to increase shareholder value.

Performance Graph

The following graph shows the change in value of $100 invested in our Shares between December 30, 2011 (the last trading day of 2011), and December 30, 2016, compared to a similar investment in the S&P TSX Composite Index, assuming reinvestment of dividends. The graph also depicts total annual compensation for our named executive officers determined in each particular year from 2012 to 2016.

Note:

(1)

The 2015 compensation amount includes the one-time payment to the then CEO in respect of his service recognition award valued at approximately CAD$1,596,667 (including tax gross-up), in respect of his lengthy service and contribution to Pan American.

EXECUTIVE COMPENSATION |	Page 23

2017 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

	(CAD$)
	Pan American Closing Price (TSX) CAD$	Base(1) CAD$	S&P TSX Composite	Base CAD$
December 30, 2011	22.28	100.00	11,955	100.00
December 31, 2012	18.64	84.43	12,434	104.00
December 31, 2013	12.41	58.47	13,622	113.94
December 31, 2014	10.72	52.60	14,632	122.39
December 31, 2015	9.01	45.70	13,010	108.82
December 30, 2016	20.25	103.05	15,288	127.88

Note:

(1)	Assuming reinvestment of dividends.

Share Price Performance

Total annual Executive compensation on the bar graph above does not track our share price performance. However, our compensation programs reflect the operational successes we have experienced notwithstanding the rapid decline in precious metals prices that has affected the mining sector during the period reflected in the Performance Graph. Our compensation philosophy is intended to ensure stability for our Executives through periods of volatility in the precious metal markets, provided that operational objectives continue to be achieved.

The following graphs display the closing price of gold and silver on the last trading day of the past five years.

Trading Restrictions

We have a stock transactions policy which places some restrictions on employees, their families and other associates from trading or pledging our securities. Additionally, key personnel, including Executives and directors, are prohibited from derivative trading and automatic buy or sell orders on our securities. Shares issued as compensation to employees under our Long Term Incentive Plan (LTIP) have a two-year hold period before they can be traded.

Compensation Risk Management

The Board and the HRCC carefully consider potential risks when designing compensation programs, setting objectives and making incentive awards. During 2016, the HRCC conducted an assessment to evaluate the potential risks associated with compensation programs as they relate to short-term and long-term decision making by our Executives and other members of senior management.

The HRCC identified a number of relevant business risks including:

•	Resource estimation and reserve determination
•	Achievement of annual production and cost targets in balance with long-term development requirements at our operations
•	Achieving safety results and meeting environmental requirements

The risk analysis also included a review of the pay mix across incentive plans, plan metrics, plan funding, award time horizons, historical and future payout scenarios, and control features.

The HRCC and the Board did not identify any compensation practices that were reasonably likely to have a material adverse effect on our business.

EXECUTIVE COMPENSATION |	Page 24

2017 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Our compensation program design and Board oversight provide a number of controls that mitigate compensation risks, including the following:

•

Appropriate balance of metrics and weightings: Objectives of our short-term incentive program balance growth, safety, and operating performance. They are approved by the HRCC. They provide a balanced focus on our short-term requirements without sacrificing the long-term growth required to sustain our business. Base salaries are market competitive to reduce over-reliance on variable (at risk) compensation.

•	Capping of maximum payouts: The short-term incentive program is capped at 200% of target to limit windfall payouts.
•	Mix of short and long-term incentives: Incentive awards include a mix of annual and long-term awards which vest over time, from one to three years.
•

Share ownership guideline: Executives are expected to hold a minimum number of Shares to encourage them to consider long-term performance and multi-year goals in their decision-making. See page 37 for the guideline and current executive share ownership levels.

•

Funding of incentive programs: The short-term incentive program is funded with current cash. The long-term incentive program is funded with current cash or by the issuance of shares and options. Based on the compensation risk assessment, the HRCC determined that funding for our current incentive programs is sufficient.

•	Board discretion: Both the short- and long-term incentive programs may be changed or suspended at any time by the Board.
•

Plan limits: Our Stock Option and Compensation Share Plan (the Stock Option Plan) limits the number of Compensation Shares that may be issued annually to 500,000, currently limits options and Compensation Shares that shall be issued in aggregate of 6,461,470. As well, no optionee shall exceed 5%, and no insider shall exceed 10% of the total issued and outstanding Shares. See Appendix B for additional detail.

•

Control features / plan governance: Annual goals and metrics are reviewed by the HRCC and approved by the Board. Final award payout levels and cash incentives are reviewed by the HRCC and approved by the Board, either of whom may alter the award amounts.

•	Time horizon of payments or realization of value:

Incentive	Key terms
Short-term incentive awards	Made in February following the performance year
Option awards (long-term)	Vest over two years; have a life of seven years
Restricted Share Units	Vest over two years
Performance Share Units	Vest in three years

•	Trade Restriction: Compensation Shares issued pursuant to our LTIP to employees have a two-year hold period before they can be traded.
•	Restrictions on trading: Executives are prohibited from hedging, derivative trading, backdating, option exchanges or cancellations relating to our securities.
•

Clawback provision: Both the short- and long-term incentive plans include a clawback provision. If an Executive is determined to be responsible for fraud or misconduct in providing financial or other results that impact an incentive program, the Board may recoup the entire amount of incentive compensation from the Executive.

•

Annual Compensation Risk Review: The HRCC completes an annual compensation risk review and reports its findings to the Board. The HRCC and the Board take appropriate action to reduce compensation risks when deemed necessary.

Compensation Governance

Composition of the Human Resources and Compensation Committee

The HRCC is composed of three independent directors who possess the relevant knowledge and experience to serve on the HRCC and ensure appropriate completion of its Charter.

•

Mr. Segsworth is currently the chair of the HRCC and has served in this capacity since May 2010. He holds a Bachelor of Science in Mining Engineering from Michigan Tech and has over 45 years of experience in mining in Canada and overseas. As an executive of several mining companies, he oversaw compensation programs relevant to the mining industry. Mr. Segsworth currently serves as a director and is a member of the compensation committees for three other reporting issuers in Canada: Gabriel Resources Ltd., Happy Creek Minerals Ltd. and Sabina Gold & Silver Corp. He has an in-depth understanding of compensation matters, performance management, and the human resources challenges in the mining industry.

•

Mr. Press has served on the HRCC since 2008. Mr. Press is a mining engineer with almost 45 years of diversified experience in the mining industry. He has worked in underground and open pit mines across Canada as well as in the United States and Australia. While with Homestake Mining Company, he held the position of Director, Mine Engineering and Development. Mr. Press graduated from Nottingham University with an honours degree in mining engineering in 1967. His executive experience and service with the HRCC provide him with a solid background in executive and Board compensation matters.

EXECUTIVE COMPENSATION |	Page 25

2017 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

•

Mr. Dunn has served on the HRCC since 2011. Mr. Dunn has over 25 years of experience in the investment banking industry. He was a Managing Director in London for Goldman Sachs and a Senior Managing Director and Head of Global Mining and Metals for Bear Stearns. Mr. Dunn’s experience analysing mining companies for potential investment provide us with an important perspective on compensation and human resource matters.

Executive Compensation Decision Making Process

The decision making process related to executive compensation is summarized as follows:

Role and Activities of the HRCC

The HRCC consults with management on Executive compensation to:

•	Review the overall compensation philosophy, strategy and policies for our officers and employees
•	Administer our Stock Option Plan and determine when it will be used as compensation for our senior management and employees
•	Review annual incentive plan and long-term incentive plan payments
•	Review special compensation, recruiting, and retention programs, as and when needed
•	Set performance goals with the CEO, and review the performance of the CEO and other Executives annually

The HRCC meets at least three times per year, and holds in-camera sessions, without the presence of management, as needed.

Activities of the HRCC in 2016

The HRCC met 5 times in 2016 and, among other things, completed the following activities under its Charter:

•	Reviewed our human resources strategy
•	Reviewed performance of the CEO and other Executives
•	Reviewed total compensation for the CEO and other Executives, adjusting the CEO base pay and increasing annual incentive plan targets where appropriate
•	Reviewed and recommended senior Executive appointments and employment agreements
•	Reviewed and recommended employment agreements
•	Reviewed our compensation philosophy
•	Reviewed and recommended the long-term incentive plan grants and annual incentive plan payments
•	Reviewed the Company’s succession plans, implementing the activities for a smooth CEO transition at the end of the year
•	Reviewed and updated compliance of Executives’ achievement of Share ownership guidelines
•	Conducted a compensation risk review
•	Reviewed compensation consultant work relationships to ensure independence

EXECUTIVE COMPENSATION |	Page 26

2017 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Management Role in Compensation Decision-Making

Members of the management team are invited to participate in HRCC meetings at the discretion of the HRCC. Management acts in an advisory and informational capacity only. The HRCC maintains strict independence from management. The Board is ultimately responsible for executive compensation matters.

Member(s) of Management	Role in Compensation Decision Making
CEO and VP of Human Resources

Regularly presents information to the HRCC to assist in decision-making

Communicates management’s experiences of the effectiveness of compensation programs to attract, retain, and reward qualified personnel to oversee our operations

CEO	Recommends performance metrics, performance results, and final award levels for the annual incentive program and long-term incentive plan for HRCC and Board consideration
Management team	Oversees day-to-day compensation matters in each office and subsidiary company, within the approved operating budgets and within the parameters of our compensation philosophy

Use of Compensation Consultants and their Affiliates

The HRCC engaged the services of Mercer (Canada) Limited (Mercer) as its compensation consultant during 2016. Mercer, a wholly owned subsidiary of Marsh & McLennan Companies, Inc. (MMC), has been used since 2010 to assist the HRCC in determining the compensation for our Executives.

We also retained Marsh Canada Inc., a separate independent operating company owned by MMC, to provide insurance and brokerage services in 2015, unrelated to executive compensation.

2015 and 2016 Fees Paid to Compensation Consultant and Affiliates

Name of Consultant	Executive Compensation-Related Fees (CAD$)		All Other Fees (CAD$)
	Amount invoiced in 2016	Amount invoiced in 2015	Amount invoiced in 2016	Amount invoiced in 2015
Mercer	62,055	61,341	Nil	Nil
Marsh Canada Inc.	Nil	Nil	Nil	261,222

Compensation Consultants Retention and Independence

Under the consulting agreement with Mercer:

•	The HRCC chair approves all work plans
•	Consultants work with management as needed to complete work assignments, but work products are delivered directly to the HRCC chair, with distribution to management if required
•	Additional consulting services are pre-approved by the HRCC

While the HRCC may use Mercer to provide additional information and advice in respect of its decision-making, the HRCC makes its determinations independently based on its own experience, analysis and assessments and weighs a broad range of considerations, including current business requirements.

The HRCC is confident that the advice it receives from the consultant assigned to us by Mercer is objective and not influenced by the relationship of Mercer or its affiliates with us. The policies and procedures in place to assure objectivity include:

•	The consultant receives no incentive or other compensation based on the fees charged to us for other services provided by Mercer or any of its affiliates
•	The consultant is not responsible for selling other Mercer or affiliate services to us
•

Mercer’s professional standards prohibit the individual consultant from considering other relationships that Mercer or any of its affiliates may have with us in rendering his or her advice and recommendations

•	The HRCC has the sole authority to retain and terminate the executive compensation consultant
•	The consultant has direct access to the HRCC without management intervention
•	The HRCC evaluates the quality and objectivity of the services provided by the consultant each year and determines whether to continue to retain the consultant
•

The protocols set out in the engagement letter with Mercer limit how the consultant may interact with management and govern when and if the consultant’s advice and recommendations can be shared with management

EXECUTIVE COMPENSATION |	Page 27

2017 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Executive Compensation Philosophy

Our compensation is competitive with that of other Canadian mining companies with international operations of similar size and scope. We reward the achievement of defined individual and corporate goals, and align the interests of the Executives with our shareholders by rewarding performance that is likely to increase shareholder value.

Each Executive position is evaluated to establish skill requirements and level of responsibility to provide a basis for internal and external comparisons. The Board and the HRCC consider a variety of factors when determining compensation policies and programs, and individual compensation levels. These factors include:

•	Internal and external comparisons
•	Our long-term interests and the long-term interests of our shareholders
•	Our overall financial and operating performance
•	Recommendations made by independent compensation consultants retained by the HRCC
•	Each Executive’s individual performance and contribution towards meeting corporate objectives

We believe shareholder value is primarily driven by results, both on financial measures and operating measures such as production and mineral reserve and mineral resource growth. We set short and long-term performance objectives for increased safety, mineral reserve and resource growth, project advancement, targets for production and cost reduction. These objectives are tied directly to our annual budget and long-term plan, which are approved by the Board.

Executive performance is also evaluated against their individual responsibilities and goals for their employment function and area of expertise. At-risk executive compensation is dependent on achieving both individual and corporate performance results.

Executive Compensation Objectives

Our Executive compensation objectives are to ensure that compensation:

•	Reflects performance
•	Is fair and reasonable
•	Is sufficient to attract and retain qualified and experienced Executives

We seek to understand and define our target base salaries, target total cash, and target total compensation package compared to a peer group of similar companies in the mining industry. We also consider the actual total cash and actual total compensation of the peer group.

The HRCC uses the compensation studies provided by the independent consultant to determine compensation ranges for Executives that ensure we can attract and retain key talent during shortages of experienced and qualified executives in the mining industry. The HRCC also considers the following factors when considering target compensation for each Executive:

•	The business impact, costs, and time for recruiting a replacement
•	Our current talent pool within Pan American
•	Impact and loss of continuity that may arise from vacancies in key leadership positions
•	The high cost of living in Vancouver, British Columbia, where we are headquartered

We have traditionally positioned base salaries and target annual and long-term incentive awards at or below the median of our competitive market, and we have also provided Executives with the opportunity to earn higher actual total compensation if they achieve superior performance.

The HRCC considers our peer group (as described below) when reviewing Executive compensation. Overall, based on data from Mercer, our target total direct compensation levels for Executives for 2016 were:

Group	Target Total Direct Compensation Level Versus Peers
Executives (as a group)	At the 25th percentile
CEO	Below the 25th percentile

Our compensation practices are regularly monitored by the HRCC and modified to ensure we remain competitive and appropriately recognize growth and change within the organization.

Use of Peer Groups

The HRCC uses a number of data sources, including compensation consultants, published compensation studies, and other market data to identify peer groups for salary comparisons. There are only a handful of publicly traded, operating, primary silver mining companies. The group is so limited that it is challenging to make appropriate comparisons of growth, operating performance, and other financial metrics. As a result, we have supplemented our primary peer group with other peers that we consider appropriate for benchmarking Executive compensation.

EXECUTIVE COMPENSATION |	Page 28

2017 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Our peer group was selected based on the following criteria:

•	Companies that operate in the same labour, industry, and capital markets
•	Companies that are at a similar stage of development and operate producing mines with comparable complexities
•	Companies with multiple operating locations in different jurisdictions
•	Company size, based on a range from 1/2 to 2 times that of our revenues
•	Consideration was given to market capitalization

In 2016, the peer group of companies selected was as follows:

Primary Peers	Other Peers
Agnico-Eagle Mines Limited	B2Gold Corp.
Centerra Gold Inc.	Hochschild Mining PLC
New Gold Inc.	Endeavour Mining Corp
Coeur Mining Inc.	Tahoe Resources Inc.
Hecla Mining Company	Yamana Gold Inc.
Silver Standard Resources Inc.	First Majestic Silver Corp.
EIdorado Gold Corp.	Alamos Gold Inc.
lAMGOLD Corporation

Using the peer group, Mercer provides a compensation study for the Executives. Based on this study and other market data, the HRCC reviews and, if appropriate, adjusts base salaries, short-term incentive targets and long-term incentive targets. The HRCC then makes recommendations for changes to executive compensation to the Board.

Components of Executive Compensation

In 2016, for total compensation to Executives and other members of senior management included five main components: base salary, annual incentive plan (the AIP), extended group benefits, LTIP and retirement program.

What We Pay	Why We Pay It	How It Works
Base Salary	Provides a fixed level of cash compensation for performing day-to-day responsibilities	• Set in the first quarter of each year for the 12-month period of January to December, and reviewed as required.
AIP	Focuses Executives on achieving annual operating plan, budget and other short-term objectives	• Annual incentive plan based on corporate goals and objectives (provides incentive compensation directly related to achieving short-term objectives. Awards can range from 0% to 200%.
LTIP	Focuses Executives on long-term shareholder value, and aligns management’s interests with those of shareholders

•    A minimum of 25% must be provided as RSUs which vest over two years and whose payout value is aligned with share price performance.

•    Stock options that vest over two years with a seven-year expiration period.

•    Restricted stock awards with a two-year no trading restriction.

•    Performance share units which vest after three years and whose cash payout value is aligned with share price performance and relative total shareholder return.

Benefits	Attracts and retains highly qualified Executives	• Health, vision, and dental insurance, life insurance, and accidental death and dismemberment insurance.
Retirement Program	Attracts and retains highly qualified Executives and recognizes service

•    Supplemental Executive Retirement Program through a retirement compensation arrangement

•    Defined contribution program with annual funding levels based on a percentage of base salary

•    Currently only two NEOs, each with over ten years of service, participate in this program

EXECUTIVE COMPENSATION |	Page 29

2017 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Base Salary

Base salaries are determined after a review of market data for similar positions in mining companies with international operations of comparable size and scope. Executives’ salaries are determined taking into account the incumbent’s responsibilities, our financial capacity, potential for advancement, and the assessment of the Board and the HRCC.

The HRCC reviewed salaries in 2016 based on market analysis prepared by Mercer. The HRCC determined that base salary increases for 2016 would be in the range of 2-3%. The new CEO was provided with a salary increase as result of his promotion and the COO was provided with retirement benefits in lieu of a base salary increase.

Changes to Base Salaries as of December 31, 2016

Executive	Base Salary 2015 (CAD$)		Base Salary 2016 (CAD$)
Michael Steinmann President and CEO	560,000		700,000
A. Robert Doyle CFO	415,000		432,000
Steven Busby COO	547,000		547,000
Andres Dasso SVP, Operations	435,500		455,000
Bret Boster Country Manager, Argentina	456,500	(1)	473,000	(2)

Notes:

(1)	Original salary paid in USD, converted into CAD at average 2015 exchange rate of 1.2787; and
(2)	Original salary paid in USD, converted into CAD at average 2016 exchange rate of 1.3248.

Annual Incentive Plan

The Executives can earn an annual cash bonus under the AIP. The Executives earn the bonus on the basis of corporate and individual performance factors, as noted below. The ratios may be adjusted by the HRCC, depending on the level of corporate, departmental or individual focus desired for future years.

Position(s)	Corporate Performance Factor	Individual Performance Factor
CEO	100%	0%
COO and CFO	75%	25%
SVP, Operations and Country Manager	50%	50%

AIP is calculated in three steps:

Step	Calculate	How Calculated
1	Corporate Incentive Pay =	AIP Target Pay x Corporate Performance x Corporate Performance Factor
2	Individual Incentive Pay =	AIP Target Pay x Individual Performance x Individual Performance Factor
3	Total Incentive Pay =	Corporate Incentive Pay + Individual Incentive Pay

AIP Target Pay ranges from 50% to 75% of base salary for our Executives, as described in the following table.

Both the individual and corporate performance components are compared to a set of pre-determined annual objectives.

The corporate performance objectives are approved by the Board. They include targets for safety, mineral reserve and resource growth, project advancement, silver production, and operating costs. They are tied directly to our annual budget, which is also approved by the Board.

Individual performance is based on weighted goals established within each Executive’s primary area of responsibility. A substantial part of individual objectives is linked to supporting Company performance objectives.

Corporate and individual performance is determined by evaluating achievement of the pre-determined targets on a 0% to 200% basis. Payouts under the program are capped at 200% of target.

EXECUTIVE COMPENSATION |	Page 30

2017 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Executive AIP Targets, Minimums and Maximums as at December 31, 2016

Executive	Base Salary (CAD$)		Target of Base Salary	Minimum (0%) (CAD$)	Maximum (200%) (CAD$)
Michael Steinmann President and CEO	700,000		75%	-	1,050,000
A. Robert Doyle CFO	432,000		70%	-	604,800
Steven Busby COO	547,000		70%	-	765,800
Andres Dasso SVP, Operations	455,000		70%	-	637,000
Bret Boster Country Manager, Argentina	473,000	(1)	50%	-	473,000	(1)

Note:

(1)	Original salary paid in USD, converted into CAD at average 2016 exchange rate of 1.3248.

Executive AIP Targets and Weightings for 2016

Executive	AIP Target (% of Base Salary)	Weighting on Corporate Performance	Weighting on Individual Performance
Michael Steinmann President and CEO	75%	100%	0%
A. Robert Doyle CFO	70%	75%	25%
Steven Busby COO	70%	75%	25%
Andres Dasso SVP, Operations	70%	50%	50%
Bret Boster Country Manager, Argentina	50%	50%	50%

For 2016, our corporate performance rating against pre-established annual objectives was 167.50%, as described below under the heading “2016 Company Performance Objectives, Weights and Results”. AIP awards are paid in the year following the year for which the recipient’s performance is assessed. AIP awards were paid in February 2017 for 2016 performance.

The HRCC recognizes that the use of formulas to determine compensation can sometimes lead to unwanted results that do not accurately reflect real performance. To avoid this, the Board and the HRCC have discretion under the AIP to:

•	Suspend or modify the AIP
•	Defer, reduce, or cancel all or part of the AIP payment due, for business reasons
•	Limit the corporate portion of the AIP payment to 75% of target in the event of a significant environmental or safety incident, as defined by the HSECC
•	Recognize extraordinary achievement or special circumstances by increasing the overall performance by up to 25%

For example, in 2008 the Board elected not to pay the AIP due to metal price and market conditions even though corporate and individual performance would have justified an AIP payment.

2016 Company Performance Objectives, Weights and Results

The Company exceeded production and cost guidance, replacing reserves through exploration, and advancing the two key expansion projects at Dolores and La Colorada. The Company’s operations produced 25.42 million ounces of silver and 183.9 thousand ounces of gold at a cash cost of $6.29 per ounce. The Company’s exploration programs were also successful, more than replacing all of the 32.4 million contained ounces of mined silver reserves. The Company achieved its goals in environmental management, achieved a lost-time incident frequency (LTIF) rate of 0.74 and a lost-time incident frequency (LTIS) rate of 373. However, the Company had one fatal accident during 2016.

EXECUTIVE COMPENSATION |	Page 31

2017 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

A summary of our AIP goals, threshold values, and actual results is contained in the following table.

AIP Performance Scorecard

Category(1)	Measure	Weight	Threshold (0.5)	Target (1.0)	Above Target (1.5)	Maximum (2.0)	2016 Actual	Weighted Result (Calculation)
Safety and Environment(2) (30%)	LTIF	5%	1.7	1.6	1.5	1.4	0.74	10% (5% x 2.0)
	LTIS	5%	900	750	650	550	373	10% (5% x 2.0)
	Fatalities	5%	NA	NA	NA	0	The company experienced 1 fatal accident	0% (5% x 0)
	SEIs	15%	3	2	1	0	0	30% (15% x 2.0)
Reserve Replacement (10%)	Replace 50% of reserves	10%	30%	50%	70%	100%	117% net replacement	20% (10% x 2.0)
Growth (30%)	La Colorada Expansion Project	10%	Greater than 127,000 tonnes mined and milled in Q4 2016	Greater than 137,000 tonnes mined and milled during Q4 2016	Greater than 137,000 tonnes mined and milled in Q4 2016 and >547,000 tonnes budgeted to be mined and milled in 2017	Greater than 137,000 tonnes mined and milled in Q4 2016 and 164,000 tonnes or more budgeted to be mined and milled in Q4-2017	Mined and milled 154.6ktn in Q4 2016. Budgeted for 165.6ktn in Q4 2017.	20% (10% x 2.0)
	La Colorada Expansion project budget(3)	5%	Year-end 2016 EAC < $145M	Year-end 2016 EAC @ $127 to $137M	Year-end 2016 EAC @ $122 to $127M	Year-end 2016 EAC < $122M	Year end EAC is $125.2M	7.5% (5% x 1.5)
	Dolores pulp agglomeration plant	10%	Complete setting of the Rod mill by year-end.	Complete setting of crushers (Jaw & Cone) and mills (Rod & Tower) by year-end.	Complete setting of crushers, mills, agglomeration drum and filters by year- end.	Complete setting of crushers, mills, delumper, mixer, drum, filters, stacker and 50% of conveyors by year-end.	Rod mill set, cone crusher set, jaw crusher set, and one filter set.	10% (10% x 1.0)
	Dolores expansion project budget	5%	Year-end 2016 EAC < $120M	Year-end 2016 EAC @ $110 to $115M	Year-end 2016 EAC @ $105 to $110M	Year-end 2016 EAC < $105M	EAC for plant is $67M vs. budget of $73M. Underground budget pending review.	0% (5% x 0.0)
Operating Performance (30%)	Silver Production `	15%	23.5M oz.	24M oz.	24.5M oz.	25M oz.	25.4M Ag	30% (15% x 2.0)
	Cash cost	15%	<$10.95	<$10.45	<$9.95	<$9.45	$6.29	30% (15% x 2.0)
Discretionary Component (Up to 25%)								0%
Total Performance and Formulaic Payout for 2016							167.5%

Notes:

(1)	Our total Weight for all established categories is 100%. The Board has discretion to award an additional 25%, reduce the award, or eliminate the award.
(2)

Safety measures include lost-time injury frequency (LTIF), lost-time severity (LTIS) and significant environmental incidents (SEIs). LTIF is the number of accidents times 1,000,000 hours, divided by the total hours worked. LTIS is number of work days lost times 1,000,000 hours, divided by the total hours worked.

EXECUTIVE COMPENSATION |	Page 32

2017 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

(3)	Estimated at Completion (EAC)
(4)

Cash cost per payable ounce of silver, net of by-product credits (“cash costs”) is a non-GAAP measure. Cash costs does not have a standardized meaning prescribed by IFRS as an indicator of performance. The Company’s method of calculating cash costs may differ from the methods used by other entities and, accordingly, the Company’s cash costs may not be comparable to similarly titled measures used by other entities. Readers should refer to the “Alternative Performance (Non-GAAP) Measures” section of the Company’s Management’s Discussion and Analysis, dated March 22, 2017, for the period ending December 31, 2016, for further information and for a detailed reconciliation of this measure.

2016 Executive AIP Awards

Executive	Base Salary(CAD$)		AIP Target of Base Salary	Total Performance Factor(1)(2)	Total Award (CAD$)(3)
Michael Steinmann President and CEO	700,000		75%	167.5%	879,380
A. Robert Doyle CFO	432,000		70%	158.1%	478,170
Steven Busby COO	547,000		70%	164.6%	630,070
Andres Dasso SVP, Operations	455,000		70%	166.6%	530,630
Bret Boster Country Manager, Argentina	473,000	(4)	50%	171.3%	404,970

Notes:

(1)

Percentage multiplier for award based on combined corporate and individual results. AIP awards are paid in the calendar year following the year the Executive’s performance is assessed. For example, the AIP award referenced for 2016 was paid in February 2017.

(2)	Performance factors represent the combined results of individual and corporate performance and are rounded in this table.
(3)	Actual amounts paid to the Executives.
(4)	Original salary paid in USD, converted into CAD at average 2016 exchange rate of 1.3248.

Long-Term Incentive Plan

Executives may also be granted RSUs, PSUs, stock options, and Compensation Shares under our LTIP guidelines. We believe that the mix of these incentive formats provides the best vehicle to attract and retain employees. Through these incentive alternatives, employees are given an opportunity to participate in our future success and are aligned with the interests of our shareholders. Our LTIP was initially approved by the Board on December 9, 2005 and was amended in 2008, 2010, 2012 and 2014.

The LTIP provides guidelines to the Board regarding the grant of stock options, RSUs, PSUs and Compensation Shares, which are limited to key management positions that have responsibility for influencing our policy, strategy and the long-term performance. The LTIP can be amended or suspended at any time at the Board’s discretion. The Board can also amend award targets, change performance metrics, and revise the mix of award vehicles.

The LTIP provides guidelines for calculating incentive target awards for eligible employees based on their positions, long-term potential, and long-term contributions to our success. Targets are based on an employee’s base salary and are dependent on the employee’s responsibilities and contribution to our long-term performance.

The formula for the LTIP calculation is as follows:

Base Salary x Target %

EXECUTIVE COMPENSATION |	Page 33

2017 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

LTIP targets range from 60% to 135% of base salary for our Executives and are detailed in the following table:

Executive	Base Salary (CAD$)		Target Percentage (%)	Target Amount(1) (CAD$)
Michael Steinmann President and CEO	700,000		130%	910,000
A. Robert Doyle CFO	432,000		100%	432,000
Steven Busby COO	547,000		100%	547,000
Andres Dasso SVP, Operations	455,000		100%	455,000
Bret Boster Country Manager, Argentina	473,000	(2)	60%	283,800

Notes:

(1)	Includes PSUs. PSUs are notional share units that mirror the market value of the Company’s Shares.
(2)	Original salary paid in USD, converted into CAD at average 2016 exchange rate of 1.3248.

The 2016 LTIP consisted of annual grants of Compensation Shares, RSUs, PSUs and/or stock options.

Compensation Shares

For Compensation Share awards, participants are issued Shares, which bear a two (2) year no-trade legend. There is no gross-up on annual Compensation Share awards.

RSUs

RSUs vest in two tranches: 50% on the first anniversary of the grant date and 50% on the second anniversary of the grant date. RSUs entitle the holder to receive an amount equal to the value of the underlying Share at the end of the RSUs’ term, plus the cash equivalent of any dividends distributed during the term that are notionally applicable to such underlying Shares.

Options

For option awards, 50% vest on the first anniversary of the grant date and the other 50% on the second anniversary of the grant date. The options expire after seven years.

PSUs

PSUs are notional Share units that mirror the market value of the Shares. PSUs align shareholder and employee interests by tying the value of the PSUs to the value of the underlying Shares and to our performance. The vesting period also supports longer-term decision-making as it is based on a three-year period (the Performance Period).

Each vested PSU entitles the participant to a cash payment equal to the value of an underlying Share, less applicable taxes, at the end of the term, plus the cash equivalent of any dividends distributed during the Performance Period that are notionally applicable to such underlying Shares. PSU grants vest on the third anniversary of the grant date, subject to certain exceptions in the case of voluntary termination or retirement for long-term employees and death or total disability, and unless otherwise determined by the Board.

PSUs cannot be redeemed and will not be paid out unless and until they vest according to their terms. Performance results based on pre-determined performance criteria and the corresponding performance multiplier at the end of the Performance Period determine how many PSUs vest for each participant. The Board has the discretion to vary the amount paid or the payout calculation at the end of the Performance Period to take into account unusual circumstances or other factors that may have had a significant effect on the achievement of the performance-based criteria.

The HRCC makes recommendations to the Board with respect to the value of grants to be given to each participant.

The number of PSUs granted is determined by dividing the grant value approved by the Board by the unit value of each PSU. The unit value for each PSU is the volume weighted average Share trading price on the TSX during the twenty trading days before the grant date, on which at least one board lot of Shares (as defined by the TSX) is traded.

The Board has decided that for PSUs, performance will be assessed looking at our total shareholder return (TSR) over three years from the date of grant.

TSR is the total return to a shareholder on an investment in a Share over a given period of time. TSR includes stock price appreciation or depreciation at the end of the period, plus dividends and any other cash equivalent distributions during the period.

EXECUTIVE COMPENSATION |	Page 34

2017 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Our TSR will be compared to a peer group of precious metals companies who are determined at the time of grant. TSR is calculated for Pan American and our peers at the beginning and the end of the Performance Period.

Calculations are done as set out in the following table.

Date of Measure	Measure	Time Period	Requirement
Grant date (First day of Performance Period)	Volume weighted average share trading price on the TSX	20 business days prior to grant date	One board lot traded
Vesting date (Last day of Performance Period)	Volume weighted average share trading price on the TSX	20 business days prior to vesting date	One board lot traded

For the 2016 award, the peer group used for benchmarking TSR performance was selected based on the following criteria:

•	Companies in the silver mining segment
•	Companies with similar revenues and market capitalization
•	Companies with similar scope and complexity of operations and projects
•	Companies that compete for investment dollars

Based on the foregoing, the following companies were selected:

•	Coeur Mining Inc.
•	Endeavour Silver Corp.
•	First Majestic Silver Corp.
•	Fortuna Silver Mines Inc.
•	Fresnillo PLC
•	Hecla Mining Company
•	Hochschild Mining PLC
•	Silver Standard Resources Inc.
•	Tahoe Resources Inc.

The market price of silver is also included in the performance peer group as it represents an alternative investment opportunity. Our ranking versus peers on TSR determines the percentage of units that vest, according to the following scale:

Performance Level	TSR Percentile Ranking vs Peer Group	Percentage Vested
Maximum	75th Percentile or above	150%
Target	50th Percentile	100%
Minimum	25th Percentile or below	50%

The HRCC and Board consider management’s recommendations, the employee’s performance evaluation, the employee’s long-term potential with us, and the Company’s performance when making LTIP awards. The HRCC meets in-camera to determine the award level for the CEO after completing his performance evaluation.

EXECUTIVE COMPENSATION |	Page 35

2017 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

2016 LTIP Awards

Executive	Target (CAD$)		Percentage of Target Awarded	Amount Awarded in Shares (CAD$)(1)	Amount Awarded in Options (CAD$)(1)	Amount Awarded in RSUs (CAD$)	Amount Awarded in PSUs (CAD$)(2)	Total amount awarded (CAD$)
Michael Steinmann President and CEO	910,000		100%	420,000	-	140,000	350,000	910,000
A. Robert Doyle CFO	432,000		100%	259,200	-	86,400	86,400	432,000
Steven Busby COO	547,000		100%	328,200	-	109,400	109,400	547,000
Andres Dasso SVP, Operations	455,000		100%	91,000	-	273,000	91,000	455,000
Bret Boster Country Manager, Argentina	283,800	(3)	100%	-	-	283,800	-	283,800

Notes:

(1)

In December 2016, the Company awarded Shares with a two-year hold period, and RSUs, both at a value of CAD$23.61 per unit/Share. The Company used as its assumptions for calculating fair value a risk free interest rate of 1.229%-1.337%, weighted average volatility of 54.23%-53.97%, expected lives ranging from 3.5 to 4.5 years based on historical experience, dividend yield of 1.387%-1.722% and an exercise price of CAD$23.61 per Share. The weighted average fair value of each option was determined to be CAD$8.94.

(2)	In December 2016, the Board approved the issuance of 38,119 PSUs based on a value of CAD$22.22 per share.
(3)	Original salary paid in USD, converted into CAD at average 2016 exchange rate of 1.3248.

Stock Option and Compensation Share Plan

The Stock Option Plan governs our issuance of stock options and Compensation Shares. The key terms of the Stock Option Plan are set out below and a more detailed description is provided in Appendix B.

The Stock Option Plan was established by the Board and approved by shareholders on May 13, 2008 and has been amended from time to time, as required. The most recent amendments were approved by our shareholders on May 11, 2015. Awards under the LTIP are made in accordance with the Stock Option Plan. The Stock Option Plan allows: (i) the granting of options to purchase Shares; and/or (ii) the direct issuance of Compensation Shares to our employees, directors and service providers.

All grants under the Stock Option Plan are made at the discretion of the Board. The term of any options granted may not exceed ten years. The Board may issue up to 500,000 Compensation Shares each calendar year. The maximum number of Shares under the Stock Option Plan which may be issued for options granted or Compensation Shares awarded is 6,461,470 Shares.

Under the Stock Option Plan, no one may receive the equivalent of more than 5% of our total outstanding Shares (on a non-diluted basis). Similarly, non-employee Board members may not receive an annual equity award worth more than $100,000 (excluding options or Shares taken in lieu of cash fees). Other plan maximums are set out in Appendix B.

Exercise of Options

The exercise price of options granted under the Stock Option Plan will be the weighted average trading price of our Shares on the TSX for the five trading days prior to the grant date. The Stock Option Plan provides for an optional cashless exercise mechanism where the optionee elects to relinquish the right to exercise their unexercised vested options and receive, in lieu thereof, a number of fully paid Shares.

The number of Shares issuable pursuant to any such cashless exercise is equal to the quotient obtained by dividing the product of the number of unexercised vested options tendered for disposition multiplied by the difference between the market price and the option price of all Shares subject to the tendered unexercised vested options by the market price of one Share, represented by the following formula:

A x (X - Y) X		A - is the number of vested options tendered for disposition pursuant to the notice of disposition
	Where:	X - is the market price of the Shares on the date of the notice of disposition
Y - is the option price of the unexercised vested options in question

Termination of Options

Under the Stock Option Plan, options are non-assignable and non-transferable, and are subject to the vesting provisions determined by the Board. Where an option holder’s employment with us is terminated, other than for cause or by reason of death or disability, options granted under the Stock Option Plan will terminate on the earlier of the expiry date of the options, or 30 days after termination of employment.

EXECUTIVE COMPENSATION |	Page 36

2017 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Adjustment Provisions

The Stock Option Plan also contains an adjustment mechanism to alter the exercise price or number of Shares issuable under the Stock Option Plan if there is a Share reorganization, corporate reorganization or other event not in the ordinary course of business.

Blackout Period

If options expire during a period when trading of our securities by certain persons as designated by us is prohibited (a Blackout Period) or within ten business days afterwards, the term of those options will be extended to ten business days after the Blackout Period, unless the TSX does not permit such an extension.

Amending the Stock Option Plan

The Stock Option Plan provides that the Board may make certain limited amendments to the Stock Option Plan or any option without shareholder approval, such as amendments of a “housekeeping” nature. Other amendments require shareholder or disinterested shareholder approval, such as varying the strike price of options or other matters that may be required by applicable law, rules or stock exchange requirements. Please refer to Appendix B for a complete description of the matters relating to amendments of the Stock Option Plan.

Benefits

We make an array of quality group benefit alternatives available to address our employees’ health and other needs, and those of their dependents. We consider these benefits necessary to be competitive in the current market.

No Perks

We do not provide perquisites (perks) such as club memberships, use of private aircraft or car allowances to our Executives.

Supplemental Executive Retirement Plan

We sponsor a Supplemental Executive Retirement Plan (SERP) for the CEO and COO in Canada. The SERP was developed in 2016 for executives who work in Canada and who are subject to the limitation imposed by the Canadian Income Tax Act (Tax Act) on annual RRSP contributions. The SERP is considered to be a defined contribution plan for the purposes of this circular. For the purpose of the Tax Act, the SERP is intended to be a retirement plan funded as a retirement compensation arrangement. It is not intended to qualify as a registered pension plan.

In 2016, SERP benefits were accumulated based on 45% of annual base salary for the CEO and the COO. Contributions under the SERP are accumulated with interest, and are payable to the executives upon retirement, death or termination without cause. Payment at retirement or voluntary termination is only available after participating in the plan for five years for the current CEO and four years for the current COO, and unless such participation period is achieved, the SERP will not vest with or become available to the Executive.

The SERP is funded through retirement compensation arrangements held by the Canada Western Trust Company. The SERP program is funded on an annual basis. We consider the SERP an important component of attraction and retention.

During the year ended December 31, 2016, we paid a total of $561,150 in contributions on behalf of the CEO and COO.

Accumulated Pension Benefits under the SERP

Executive	Accumulated Value at Start of Year CAD$	Compensatory CAD$	Accumulated Value at Year End CAD$
Michael Steinmann	-	315,000	315,000
Steven Busby	-	246,150	246,150

Notes:

(1)	Employee contributions were made in June 2016.
(2)	This amount excludes annual return value.
(3)	SERP benefits are fully vested in five years for the CEO and four years for the COO. As of December 31, 2016, benefits are not fully vested.

Executive Share Ownership

In November 2016, the HRC Committee resolved that the President and CEO is expected to have reached an ownership level of at least three times annual base salary in Pan American Silver equity and equity-based instruments within 60 months of such resolution. All of the other Executives are expected to have reached an ownership level of at least an amount equivalent to their annual base salary in Pan American Silver equity and equity-based instruments within 48 months.

EXECUTIVE COMPENSATION |	Page 37

2017 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

The table below illustrates the equity holdings of our named executives as of December 31, 2016:

Named Executive	Base Salary CAD($)	Common Shares (#)	RSUs (#)	PSUs (#)	Total Equity Holdings (#)	Value of Holdings with the 5-year average Share Price CAD$	Multiple of Salary
Michael Steinmann	700,000	38,566	11,667	36,751	86,984	1,336,074	1.9x
Rob Doyle	432,000	36,697	7,912	12,782	57,391	881,526	2.0x
Steve Busby	547,000	54,283	10,238	16,646	81,167	1,246,725	2.3x
Andres Dasso	455,000	50,513	20,487	13,428	84,428	1,296,814	2.9x
Bret Boster	473,000	4,850	19,503	-	24,353	374,062	0.8x

Notes:

(1)	Outstanding vesting and unvested common shares, RSUs, and PSUs as of December 31, 2016
(2)	Based on the five-year average share price of CAD$ 15.36 and base salaries at December 31, 2016.

Financial Assistance

We do not provide financial assistance to directors, officers or employees to help them purchase Shares or exercise options granted under the Stock Option Plan. Similarly, the Company is not indebted to any of its directors, officers or employees.

Securities Authorized for Issue Under Equity Compensation Plans – December 31, 2016

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights (CAD$)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a))
Equity compensation plans approved by security holders	1,626,287	19.03	2,141,166	(1)
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	1,626,287	19.03	2,141,166

Note:

(1)

The maximum number of shares issuable under the Stock Option Plan (6,461,470), less Shares issued (including directors annual compensation), less RSUs granted, less options exercised, and less the number of options outstanding as at December 31, 2016.

EXECUTIVE COMPENSATION |	Page 38

2017 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Executive Share and Option Awards Outstanding as at December 31, 2016

	Option-based Awards				Share-based Awards
Executive	Number of Securities underlying unexercised options (#)	Option exercise price (CAD$)	Option expiration date	Value of unexercised in-the- money options (CAD$)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (CAD$)(1)	Market or payout value of vested share- based awards not paid out or distributed (CAD$)(1)
Michael Steinmann	6,478	40.22	Dec 10, 2017	0	22,341	452,405	0
President and CEO	38,814	24.90	Dec 9, 2018	0
	27,697	18.53	Dec 7, 2019	47,639
	38,334	11.58	Dec 12, 2021	332,356
	67,879	9.76	Dec 11, 2022	712,051
A. Robert Doyle	4,606	40.22	Dec 10, 2017	0	14,499	293,605	0
CFO	8,147	24.90	Dec 9, 2018	0
	10,305	18.53	Dec 7, 2019	17,725
	15,866	11.49	Dec 13, 2020	138,986
	8,129	11.58	Dec 12, 2021	70,478
	25,152	9.76	Dec 11, 2022	263,844
Steven L. Busby	12,643	40.22	Dec 10, 2017	0	18,579	376,225	0
COO	40,389	24.90	Dec 9, 2018	0
	25,331	18.53	Dec 7, 2019	43,569
	36,380	11.49	Dec 13, 2020	318,689
	33,152	9.76	Dec 11, 2022	347,764
Andres Dasso	5,288	40.22	Dec 10, 2017	0	14,499	293,605	0
SVP, Operations	8,896	24.90	Dec 9, 2018	0
Bret Boster	6,127	40.22	Dec 10, 2017	0	19,503	394,936	0
Country Manager, Argentina	19,180	24.90	Dec 9, 2018	0
	15,865	18.53	Dec 7, 2019	27,288
	12,670	11.58	Dec 12, 2021	109,849
	22,068	9.76	Dec 11, 2022	231,493

Note:

(1)	Based on the closing price of our Shares on the TSX as at December 30, 2016, being CAD$20.25.

Value of Vested Share and Option Based Awards and Earned Non-Equity Incentive Plan Compensation for Executives during 2016

Executive	Option-based awards – Value vested during the year (CAD$)	Share-based awards – Value vested during the year (CAD$)	Non-equity incentive plan compensation – Value earned during the year (CAD$)
Michael Steinmann President and CEO	1,165,168	252,789	1,194,380
A. Robert Doyle CFO	454,268	276,677	478,170
Steven L. Busby COO	363,677	479,662	876,220
Andres Dasso SVP, Operations	-	444,533	554,476
Bret Boster Country Manager, Argentina	520,066	247,242	475,074

EXECUTIVE COMPENSATION |	Page 39

2017 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Total Executive Compensation Summary

The following table summarizes the three-year total compensation summary for Executives as at December 31, 2016:

Executive	Year	Salary (CAD$)	Share- based awards (CAD$)(1)(2)	Option- based awards (CAD$)(2)	Non-equity incentive plan Compensation (CAD$)		Pension value (CAD$)	All Other Compensation (CAD$)(4)	Total Compensation (CAD$)
					Annual incentive plans(3)	Long- term incentive plans
Michael Steinmann	2016	700,000	910,000	0	879,380	n/a	315,000	0	2,804,380
President	2015	560,000	420,000	224,000	517,440	n/a	n/a	0	1,721,440
and CEO	2014	448,500	134,550	134,550	299,093	n/a	n/a	137,500	1,154,193
A. Robert Doyle	2016	432,000	432,000	0	478,170	n/a	n/a	0	1,342,170
CFO	2015	415,000	332,000	83,000	381,281	n/a	n/a	0	1,211,281
	2014	415,000	171,188	57,063	248,611	n/a	n/a	137,500	1,029,362
Steven L. Busby	2016	547,000	547,000	0	630,070	n/a	246,150	0	1,970,220
COO	2015	547,000	437,600	109,400	507,630	n/a	n/a	0	1,601,630
	2014	546,500	327,900	0	365,130	n/a	n/a	137,500	1,377,030
Andres Dasso	2016	455,000	455,000	0	530,630	n/a	n/a	0	1,464,476
SVP, Operations	2015	435,500	435,500	0	396,305	n/a	n/a	0	1,267,305
	2014	435,500	239,526	0	267,016	n/a	n/a	137,500	1,079,542
Bret Boster(5)	2016	473,000	283,800	0	404,970	n/a	n/a	75,514	1,237,284
Country Manager,	2015	456,500	205,425	68,475	327,806	n/a	n/a	72,886	1,131,092
Argentina	2014	344,800	344,800	86,200	199,165	n/a	n/a	200,795	917,160

Notes:

(1)	In 2016, the Board approved the issuance of 38,119 PSUs based on a value of CAD$ 22.22 per share.
(2)

In December 2016, the Company awarded Shares with a two-year hold period, and RSUs, both at a value of CAD$23.61 per unit/Share. The Company used as its assumptions for calculating fair value a risk free interest rate of 1.229%—1.337%, weighted average volatility of 54.23%—53.97%, expected lives ranging from 3.5 to 4.5 years based on historical experience, dividend yield of 1.387%—1.722% and an exercise price of CAD$23.61 per Share. The weighted average fair value of each option was determined to be CAD$8.94.

(3)	AIP awards are paid in the calendar year following the year the Executive’s performance is assessed. For example, the AIP award referenced for 2016 was paid in February 2017.
(4)	These amounts reflect payments made under the Retention Plan, which concluded in 2014.
(5)	Mr. Boster’s salary is paid in USD. For purpose of our calculation, we used the average exchange rates: 2014 at 1.1045; 2015 at 1.2787; 2016 at 1.3248.

Employment Agreements, Change Of Control and Other Termination Payments

Employment Agreements

Each Executive is currently engaged under an employment agreement. All of these agreements are for an indefinite term and each provides for, among other things, a base salary (that may be adjusted annually by the Board on the recommendation of the HRCC), discretionary bonus, vacation time, and extended benefits. These agreements also include a conflict of interest clause and a confidentiality clause that the Executive agrees to comply with as part of their employment terms and conditions. Pursuant to these employment agreements, Executive employment may be terminated as a result of a) Change of Control, b) termination without cause, c) termination with cause, d) retirement, e) death, or f) disability.

Double-Trigger Change of Control Provisions

The employment agreements also stipulate the terms and conditions that would be applicable to each Executive in the event of a “Change of Control.” Under the employment agreements, a Change of Control occurs when any person acquires, whether directly or indirectly, 50% or more of the outstanding shares of Pan American Silver Corp., or results in such person acquiring sufficient shares to replace the majority of the Board of Pan American Silver Corp. with its nominees and so replaces the Board.

EXECUTIVE COMPENSATION |	Page 40

2017 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

In the event of a Change of Control, the triggering of the Change of Control obligations would apply in the presence of both of the following:

•	There is a Change of Control of Pan American Silver Corp.; and
•

A triggering event, as defined in the terms of the employment agreements, such as a reduction by the Company of the employee’s annual salary or benefits, or any material change in the status of the employee, without the consent of the employee.

No Executive would receive any incremental benefits due to a Change of Control alone without the second trigger.

Conditions Relating to Other Compensation Elements upon Termination

Compensation Element	Termination following a Change of Control	Termination without Just Cause	Termination with Cause	Retirement(2)	Death	Termination upon Disability
Severance

•  2 years base salary, plus 2 years bonus at target, plus one month salary for every year of service to a max of 2.5 years for Mr. Steinmann.

•  2 years base salary, plus 2 years bonus at target, for each of Messrs. Busby, Doyle and Dasso.

•  1 year base salary, plus 1 year bonus at target, for Mr. Boster

•  2 years base salary, plus 2 years bonus at target, plus one month salary for every year of service to a max of 2.5 years for Mr. Steinmann.

•  2 years base salary, plus 2 years bonus at target, for each of Messrs. Busby, Doyle and Dasso.

•  1 year base salary, plus 1 year bonus at target, for Mr. Boster

			None	None	For all Executives, 1 year base salary.	For all Executives, 1 year base salary.
PSUs	PSUs continue to vest and become payable on the vesting date.(1)	PSUs continue to vest and become payable on the vesting date.(1)	All non-vested PSUs will be cancelled.	PSUs continue to vest and become payable on the vesting date.	PSUs continue to vest and become payable to the employee’s estate on the vesting date.	PSUs continue to vest and become payable on the vesting date.
RSUs	All RSUs will continue to vest and will become payable on the vesting date.	All RSUs will continue to vest and will become payable on the vesting date.	All non-vested RSUs will be cancelled.	All RSUs will continue to vest and will become payable on the vesting date.	All RSUs will continue to vest and will become payable to the employee’s estate on the vesting date.	All RSUs will continue to vest and will become payable on the vesting date.
Stock Options(2)

If the surviving entity assumes outstanding awards made under the Stock Option Plan (without seeking amendment), each vested stock option shall be exercisable any time up to, but not after the earlier of the expiry date, and the date which is 30 days after termination date.

If the surviving entity does not assume outstanding awards under the Stock Option Plan:

a) the vested options are exerciseable until the time immediately prior to the completion of the transaction.

b) 50% of unvested options held as of the completion date become conditionally exercisable 21 days prior to the transaction closing date and ending immediately prior to the completion of the transaction.

		Each vested stock option shall be exercisable any time up to, but not after the earlier of the expiry date, and the date which is 30 days after termination date.	Each vested stock option shall be exercisable anytime, up to, but not after the earlier of the expiry date, and the date on which the optionee ceases to be a director, officer or service provider.	Each vested stock option shall be exercisable any time up to, but not after the earlier of the expiry date, and the date which is one year after the retirement date.	Each vested stock option shall be exercisable any time up to, but not after, the earlier of the expiry date, and the date which is one year after death.	Each vested stock option shall be exercisable any time up to, but not after, the earlier of the expiry date, and the date which is one year after the date of disability.
SERP (CEO and COO)	The Company will remit to the Trustee a contribution equal to the contribution required for the next two and one-half years. After the remittance, the SERP becomes payable to the Executive.	The Company will remit to the Trustee a contribution equal to the contribution required for the next two years. After the remittance, the SERP becomes payable to the Executive.	None.	If the Executive has satisfied the minimum years of service, the Company will cease to make contributions and the SERP becomes payable to the Executive	The Trustee will pay to the Beneficiary (ies) two lump sums, the first sum being paid from the proceeds of the SERP, the second from the refundable tax received by the SERP trust.	The Company will cease to make contributions. the SERP becomes payable to the Executive.
Benefits	Continuation of benefits for two years unless the employee has replaced the benefits with alternate employment.	Continuation of benefits for two years unless the employee has replaced the benefits with alternate employment.		No group benefits are provided to retirees.	None	Continuation of benefits for six months from the date of permanent incapacitation.

Notes:

(1)

If, under a Change of Control, the double-trigger occurs and the Executive leaves their employment, the employee will receive payment for any unvested PSUs. The payment will be pro-rated and PSUs will be valued based on the effective day of resignation.

(2)	For additional Stock Option Plan information, including with respect to exercise on a Change of Control, refer to Appendix B.

EXECUTIVE COMPENSATION |	Page 41

2017 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Incremental Payments on Termination Assuming Termination on December 31, 2016

	Steinmann President and CEO		Doyle CFO	Busby COO	Dasso SVP Operations	Boster Country Manager
Change of Control (CAD$)
Severance Payment	2,800,000	(1)	1,512,000	1,859,800	1,547,000	591,250
Vested PSUs	156,047		84,962	85,536	68,162	-
Unvested RSUs	-		-	-	-	-
Unvested Stock Options	178,010		65,961	86,941	0	57,873
SERP	816,167			637,775
Benefits	20,961		18,167	20,961	15,920	38,502
TOTALS	3,971,185		1,661,090	2,691,013	1,631,082	687,625
Termination Without Cause (CAD$)
Severance Payment	2,800,000		1,512,000	1,859,800	1,547,000	591,250
Unvested PSUs
Unvested RSUs
Unvested Stock Options
SERP	649,026			507,167
Benefits	20,961		18,167	20,961	15,920	38,502
TOTALS	3,469,987		1,530,167	2,387,928	1,562,920	629,752
Other Termination (CAD$)
Voluntary Termination	-		-	-	-	-
Termination with Cause	-		-	-	-	-
Retirement	-		-	-	-	-
Termination upon Death	700,000		432,000	547,000	455,000	236,500
Termination upon Disability	705,240		436,542	552,240	458,980	255,751

Note:

(1)

As per agreement for President & CEO, the severance payment includes two parts: a payment in lieu of future salary not to exceed 2.5 times base salary and a payment in lieu of AIP two times target. In aggregate, the above severance payment is approximately 2.3 times the President & CEO’s base plus bonus.

EXECUTIVE COMPENSATION |	Page 42

2017 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Additional Company Information

Shares and Principal Shareholders

We are authorized to issue 200,000,000 Shares without par value of which 153,106,664 Shares are outstanding as of March 27, 2017.

To the knowledge of our directors and senior officers, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of our issued and outstanding Shares.

Management Contracts

Our management functions are not, to any substantial degree, performed by a person other than our directors or senior officers.

Interest of Certain Persons in Matters to be Acted Upon

Except as otherwise disclosed in this Circular, none of our directors or executive officers at any time since January 1, 2016, or any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of our Shares or otherwise, in any matter to be acted on at the Meeting.

Interest of Informed Persons in Material Transactions

No informed person (as that term is defined in NI 51-102), proposed director, or any associate or affiliate of any informed person or proposed director, has had any material interest, direct or indirect, in any transaction since the commencement of our most recently completed financial year, or in any proposed transaction, which has materially affected or will materially affect us or any of our subsidiaries.

EXECUTIVE COMPENSATION |	Page 43

2017 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Additional Governance Disclosure and Appendices

What’s Inside

Appendix A
Corporate Governance Disclosure	45

Appendix B
Summary of Stock Option Plan	52

Appendix C
Global Code of Ethical Conduct	54

ADDITIONAL GOVERNANCE DISCLOSURE AND APPENDICES |	Page 44

2017 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

APPENDIX A

CORPORATE GOVERNANCE DISCLOSURE

Governance Disclosure Guidelines under

National Instrument 58-101 –

Disclosure of Corporate Governance Practices

BOARD OF DIRECTORS

Disclose the identity of directors who are independent.

The following persons proposed for nomination as directors to our Board are considered to be “independent” within the meaning of the Corporate Governance Disclosure Rules and the Nasdaq Rules:

Ross J. Beaty

Michael L. Carroll

Christopher Noel Dunn

Neil de Gelder

David C. Press

Walter T. Segsworth

Gillian D. Winckler

Disclose the identity of directors who are not independent, and describe the basis for that determination.

•	Michael Steinmann – not independent – President and Chief Executive Officer

Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the Board does to facilitate its exercise of independent judgment in carrying out its responsibilities.

A majority of our directors are independent – seven of our eight current directors, and seven of the persons nominated as directors at the Meeting, qualify as independent directors for the purposes of the Corporate Governance Disclosure Rules and the Nasdaq Rules.

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in the same jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

•	Ross Beaty – executive chair and member of the Board of Directors of Alterra Power Corp.
•	Christopher Noel Dunn – member of the Board of Directors of Pretium Resources Inc.
•	Neil de Gelder – non-executive chair and member of the Board of Directors of British Columbia Discovery Fund (VCC) Inc.
•	Walter T. Segsworth – member of the Board of Directors of Gabriel Resources Ltd., Happy Creek Minerals Ltd., and Sabina Gold & Silver Corp.
•	Michael Steinmann – member of the Board of Directors of Lumina Gold Corp.

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

At the beginning of each regularly scheduled meeting of the full Board held in February, May, August and November, the independent members of the Board hold an in-camera meeting at which non-independent directors and members of management are not in attendance. The lead director is the primary chair of the independent sessions and directors in attendance are encouraged to raise any concerns or issues that they may have. There are no fixed durations for the in-camera sessions.

For the financial year ended December 31, 2016, there were 7 meetings of the full Board and 5 in-camera sessions.

ADDITIONAL GOVERNANCE DISCLOSURE AND APPENDICES |	Page 45

2017 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.

Ross J. Beaty is the chair of the Board. While Mr. Beaty qualifies as independent for the purposes of the Corporate Governance Disclosure Rules and the Nasdaq Rules, some corporate governance institutions would still consider Mr. Beaty non-independent due to his previous management position with us. As such, Walter T. Segsworth, an independent director, has been appointed lead director.

In 2015, the Board approved an updated position description for the lead director, which was recommended by the Nominating and Governance Committee. The lead director’s primary responsibility is to ensure that the Board functions independent of management and to act as principal liaison between the independent directors and the Chief Executive Officer. The lead director holds in-camera meetings at each regularly scheduled Board meeting with all independent directors (other than Mr. Beaty) and then reports to the Board and makes recommendations to management.

Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.

For the financial year ended December 31, 2016, the Board held 7 meetings of the full Board. The attendance records of each of the directors for the most recently completed financial year are set out on page 19 of the Circular.

BOARD MANDATE

Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.

In 2015, the Board approved an updated written mandate which defines its stewardship responsibilities. The “Mandate of the Board of Directors” is attached as Appendix “C” to the information circular dated April 7, 2016 which is filed on SEDAR.

POSITION DESCRIPTIONS

Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

In 2015, the Board approved an update to the written position description for the chair of the Board, titled “Mandate of the Chairman of the Board”, a copy of which is available on our website www.panamericansilver.com.

The chair of each committee has been provided with a mandate for the committee and has accepted leadership responsibilities for ensuring fulfilment of the applicable mandate. Each chair is sufficiently skilled through education and experience to lead the respective committee.

Disclose whether or not the Board and Chief Executive Officer have developed a written position description for the Chief Executive Officer. If the Board and Chief Executive Officer have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the Chief Executive Officer.

In 2015, the Board approved an update to the written position description for the Chief Executive Officer, titled “Mandate of the Chief Executive Officer”, a copy of which is available on our website www.panamericansilver.com.

ADDITIONAL GOVERNANCE DISCLOSURE AND APPENDICES |	Page 46

2017 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

ORIENTATION AND CONTINUING EDUCATION

Briefly describe what measures the Board takes to orient new directors regarding (i) the role of the Board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.

Each new director, on joining the Board, is given an outline of the nature of our business, our corporate strategy, our current issues, our expectations concerning input from directors and the general responsibilities of our directors. Each new director is provided with a Board manual which includes all Board-related policies, mandates and charters, as well as certain of our policies which affect all employees, including the Board. New directors meet with management to discuss and better understand our business and will be advised by our counsel of their legal obligations as directors.

Directors have been and will continue to be given tours of our mines and development sites to give the directors additional insight into our business. In addition, all directors are provided with monthly management reports regarding our business and operations.

Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

We recognize the importance of ongoing director education and the need for directors to have a current and detailed understanding of their duties and responsibilities as directors, as well as emerging trends in the mining industry and in the regulatory and governance areas.

Our General Counsel, in conjunction with the Nominating and Governance Committee, has the responsibility of updating the Board members on new and evolving corporate governance developments applicable to directors of public companies with respect to their conduct, duties and responsibilities. In particular, educational reading materials on matters of significance to us and the mining industry are provided to the Board periodically.

Directors are encouraged to introduce topics of discussion that they feel are of particular importance to the Board, and they may request presentations or additional training by management or external advisors. In 2016, for instance, the Board attended a governance update session provided by our Canadian external legal advisors. In addition, we support the attendance of our directors at seminars and conferences that are of interest and of relevance to their position as a director, and the Nominating and Governance Committee is responsible for arranging funding for such attendance.

Directors have been and will continue to be given tours of our mines and development sites to give the directors additional insight into our business. In the last year, 7 of our Directors visited at least one of our mine sites. In addition, all directors are provided with monthly management reports regarding our business and operations.

ETHICAL BUSINESS CONDUCT

Disclose whether or not the Board has adopted a written code for the directors, officers and employees. If the Board has adopted a written code: (i) disclose how a person or company may obtain a copy of the code; (ii) describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and (iii) provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

As part of its stewardship responsibilities, the Board has approved a formal Global Code of Ethical Conduct (the “Code”) that is designed to deter wrong-doing and to promote honest and ethical conduct and full, accurate and timely disclosure. The Code is applicable to all of our directors, officers and employees. The Board, with the assistance of the Audit Committee, the Nominating and Governance Committee and our General Counsel, monitors compliance with the Code and the Board is responsible for the granting of any waivers from these standards to directors or executive officers. The Company conducts routine and ad hoc internal audits through our internal audit group. We will disclose any waiver of a material departure from these standards granted to our directors or executive officers in our quarterly report that immediately follows the grant of such waiver.

There has been no conduct of a director or executive officer that constitutes a departure from the Code, and no material change report in that respect has been filed.

The full text of the Code is available on our website and is attached as Appendix “C” to this information circular and filed on SEDAR.

ADDITIONAL GOVERNANCE DISCLOSURE AND APPENDICES |	Page 47

2017 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Directors must disclose to the General Counsel any instances in which they perceive they have a material interest in any matter being considered by the Board. If it is determined there is a conflict of interest, or that a material interest is held, the conflict must be disclosed to the Board. In addition, the interested Board member must refrain from voting and exit the meeting while the matter at issue is being considered by the Board. Each director is also subject to the Code, which contains a number of requirements relating to conflicts of interest and other similar matters.

Describe any steps the Board takes to encourage and promote a culture of ethical business conduct.

The Nominating and Governance Committee is primarily responsible for setting the standards of business conduct contained in the Code and generally for overseeing and monitoring compliance with the Code. The Code also sets out mechanisms for the reporting of unethical conduct. The Board has also adopted a Global Anti-Corruption Policy to further enhance the Company’s standards of ethical business conduct.

The Board helps to set the tone for our ethical conduct by considering and discussing ethical matters, including when reviewing our corporate transactions.

NOMINATION OF DIRECTORS

Describe the process by which the Board identifies new candidates for Board nomination.

The Nominating and Governance Committee reviews the qualifications of and recommends to the Board possible nominees for election or re-election to the Board at each of our annual shareholder meetings and identifies, reviews the qualifications of, and recommends to the Board possible candidates to fill vacancies on the Board between annual shareholder meetings, as necessary. The Nominating and Governance Committee also annually reviews and makes recommendations to the Board with respect to the composition of the Board.

All members of the Board and management are encouraged to recommend to the N&G Committee individuals that they believe are suitable candidates for the Board in light of the particular skills, experience and knowledge that is required on the Board, both generally and in specific circumstances, such as at the retirement of a current director.

Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.

All members of the Nominating and Governance Committee are outside, non-management and independent directors in accordance with the Corporate Governance Disclosure Rules, the Nasdaq Rules and the Nominating and Governance Committee Charter.

If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Nominating and Governance Committee oversees the effective functioning of the Board and annually reviews and makes recommendations to the Board with respect to: (i) the composition of the Board; (ii) the appropriateness of the committees of the Board, their Charters and responsibilities and the allocation of directors to such committees; and (iii) the appropriateness of the terms of the mandate and responsibilities of the Board.

Please see the more detailed discussion under the heading “Nominating and Governance Committee” on page 19 of this Information Circular.

COMPENSATION

Describe the process by which the Board determines the compensation for the issuer’s directors and officers.

The Human Resources and Compensation Committee (the “HRCC”), with the assistance of our Chief Executive Officer and the Vice President of Human Resources and Security, as necessary, reviews overall compensation policies, compares them to the overall industry, and makes recommendations to the Board on the compensation of executive officers.

Please see the more detailed discussion under the headings “Director Compensation” and “Executive Compensation” on pages 20 and 22 of this Information Circular, respectively.

ADDITIONAL GOVERNANCE DISCLOSURE AND APPENDICES |	Page 48

2017 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If the Board does not have a compensation committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

The HRCC is comprised of three directors, each of whom is an independent director as required by the Human Resources and Compensation Committee Charter, and for the purposes of the Corporate Governance Disclosure Rules and the Nasdaq Rules.

If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The HRCC determines the salary and benefits of our executive officers, determines our general compensation structure, policies and programs, oversees the administration of our annual incentive plan, long-term incentive plan and stock option and compensation share plan, and delivers an annual report to shareholders on executive compensation.

In addition, the HRCC reviews and makes recommendations to the Board for approval with respect to the annual and long term corporate goals and objectives relevant to determining the compensation of our senior management, including the Chief Executive Officer.

Please see the more detailed discussion under the heading “Human Resources and Compensation Committee” on page 17 of this Information Circular.

OTHER BOARD COMMITTEES

If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Board has a Health, Safety, Environment and Communities Committee which currently consists of four directors. We recognize that proper care of the environment and the health and safety of our employees is integral to our existence, our employees, the communities in which we operate and all of our operations. The Health, Safety, Environment and Communities Committee provides oversight in this regard during the various phases of mining activities, including construction, remediation and ongoing mining operations. Among other things, the results of inspections, audits and similar reviews are reported to the Health, Safety, Environment and Communities Committee on a regular basis, as is the progress on any significant remediation efforts. Through its guidance and oversight, the Health, Safety, Environment and Communities Committee also plays an important role in ensuring that policies with respect to the health and safety of our employees and the environment are in place at each of our operations and that such policies are being enforced by management.

The Board has a Finance Committee which currently consists of four directors. The purpose of the Finance Committee is to assist the Board in monitoring and reviewing our financial structure, investment policies and financial risk management programs and make recommendations to the Board in connection therewith.

Please see more detailed discussions under the headings “Health, Safety, Environment and Communities Committee” on page 17 and “Finance Committee” on page 18 of this Information Circular.

ASSESSMENTS

Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual directors are performing effectively.

The Chief Executive Officer is assessed each year on the basis of the objectives set out by the Board for that position, the Chief Executive Officer’s individual performance throughout the year and that individual’s ability to execute on long-term strategy. The Chief Executive Officer is assessed first by the HRCC and then by the Board as a whole (other than the Chief Executive Officer).

The Board has also appointed a Nominating and Governance Committee, which proposes and makes recommendations to the Board with respect to: (i) the composition of the Board; (ii) the appropriateness of the committees of the Board, their charters and responsibilities and the allocation of directors to such committees; and (iii) the appropriateness of the terms of the mandate and responsibilities of the Board. The Nominating and Governance Committee, in consultation with the entire Board, annually reviews the formally established roles and responsibilities of each of the lead director, the chair of the Board and the Chief Executive Officer and determine against what criteria each such position should be assessed.

The Nominating and Governance Committee annually assesses the Board as a whole and the committees of the Board. The performance assessments of the Board and each committee of the Board are based on information and feedback obtained from director evaluation questionnaires provided to each director. Each director is asked to complete and return the assessment questionnaire to the chair of the Nominating and Governance Committee on a confidential basis. The chair of the Nominating and Governance Committee

ADDITIONAL GOVERNANCE DISCLOSURE AND APPENDICES |	Page 49

2017 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

may discuss the completed questionnaires with individual directors where clarification is required. The evaluation process focuses on Board and committee performance, and also asks for peer feedback and suggestions or comments regarding the performance of the chair of each committee and the lead director. The chair of the Nominating and Governance Committee reports the results of the performance assessments to the Board.

The Board, in connection with the feedback and recommendations of the Nominating and Governance Committee, assesses the effectiveness of the members of the Board on an annual basis, and has determined that each Board member is qualified through their current or previous professions and experience.

DIRECTOR TERM LIMITS AND OTHER MECHANISMS OF BOARD RENEWAL

Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.

We have not adopted term limits or other formal mechanisms for board renewal. We believe our board has the appropriate level of continuity and renewal without imposing formal mechanisms, particularly term limits or director retirement requirements. In this respect, through the Nominating and Governance Committee and the annual board assessment process, the Board is able to consider the contribution of current Board members and the skills and experience necessary for an effective and efficient Board, and recommends changes to best meet those needs. Since 2010, we have had five Board members step down from the Board, and have had four new members join as at the date of this Circular. Currently, excluding the Company’s Chairman and founder, our Directors’ average tenure is five (5) years of service and an average age of 61 years old.

POLICIES REGARDING THE REPRESENTATION OF WOMEN ON THE BOARD

Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so. If the issuer has adopted a policy, disclose the following in respect of the policy: (i) a short summary of its objectives and key provisions, (ii) the measures taken to ensure that the policy has been effectively implemented, (iii) annual and cumulative progress by the issuer in achieving the objectives of the policy, and (iv) whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.

In early 2015, we adopted a Board and Senior Management Diversity Policy (the “Diversity Policy”) which recognizes the importance of diversity amongst our Board and senior management team and to emphasize our commitment to diversity. Diversity, as provided in the Diversity Policy, refers to the varied characteristics that make individuals unique from one another, whether that is gender, ethnicity, age, race, religion, disability, cultural or socio-economic background, nationality, sexual orientation, language, educational background, or expertise.

The Diversity Policy provides a basic framework within which the Company will consider the principle of diversity when recruiting, developing and appointing our senior management team and our Board members, with the goal of having talented, knowledgeable persons with diverse experiences, backgrounds and perspectives guiding the Company. While recruitment, development and appointments for our senior management team and the Board will be primarily merit-based in order to ensure that the composition of our senior management team and the Board will ultimately reflect the particular skills, knowledge and experience that are required to effectively run our business, due consideration will also be given to the present level of diversity within the leadership of the Company and the positive impact further diversity might have on the Company and its business.

The Nominating and Governance Committee will have the most direct impact on developing diversity amongst Board members as a result of its oversight responsibilities on Board composition and function, and with regard to the nomination of candidates to fill Board vacancies. Similarly, the Chief Executive Officer, together with the HRC Committee, manage the succession planning process and make recommendations to the Board for the appointment of the Company’s senior management team. As such, the Nominating and Governance Committee, the CEO and the HRC Committee are in unique positions to encourage diversity by recognizing diversity as a factor for consideration when fulfilling their responsibilities with respect to nominating, recruiting, hiring and promoting persons for the Board and senior management.

The Nominating and Governance Committee will conduct a review of the Diversity Policy at least biennially and will report to the Board annually on the Company’s adherence to this policy. In connection with such review, the Nominating and Governance Committee will consider the effectiveness of the Company’s approach to diversity and will recommend to the Board any changes that it thinks appropriate.

The Nominating and Governance Committee intends to assess the effectiveness of the policy prior to the Company’s next annual general and special meeting of its shareholders.

ADDITIONAL GOVERNANCE DISCLOSURE AND APPENDICES |	Page 50

2017 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

CONSIDERATION OF THE REPRESENTATION OF WOMEN IN DIRECTOR IDENTIFICATION AND SELECTION PROCESS

Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer’s reasons for not doing so.

The Diversity Policy provides a basic framework within which the Company will consider the principle of diversity when identifying, recruiting and recommending Board candidates. The Nominating and Governance Committee will have the most direct impact on developing diversity amongst Board members as a result of its oversight responsibilities on Board composition and function, and with the nomination of candidates to fill Board vacancies.

CONSIDERATION OF THE REPRESENTATION OF WOMEN IN EXECUTIVE OFFICER APPOINTMENTS

Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer’s reasons for not doing so.

Pursuant to the Diversity Policy, in addition to merit-based considerations in the appointment of persons to senior management positions, due consideration will be given to the present level of diversity, including gender diversity, within the leadership of the Company and the positive impact further diversity, including gender diversity, might have on the Company and its business. .

ISSUER’S TARGETS REGARDING THE REPRESENTATION OF WOMEN ON THE BOARD AND IN EXECUTIVE OFFICER POSITIONS

Disclose whether the issuer has adopted a target regarding women on the issuer’s board. If the issuer has not adopted a target, disclose why it has not done so. For purposes of this Item, a “target” means a number or percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer’s board or in executive officer positions of the issuer by a specific date.

We have not adopted a target regarding women on our Board. The Nominating and Governance Committee, and the Board as a whole, consider the contribution of current Board members and assess the skills and experience necessary for the Board to function effectively and efficiently and will recommend candidates they feel best meet those needs. The Nominating and Governance Committee will, in addition to considering functional expertise and the skills, knowledge and experience necessary to run our business, also consider diversity when making nominations and recommendations. With the adoption of the Diversity Policy and the explicit recognition of the benefits of diversity, including gender diversity, we believe that the goal of having talented, knowledgeable persons with diverse experiences, backgrounds and perspectives guiding the Company is achievable without setting formal targets.

Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so. If the issuer has adopted a target referred to above, disclose: (i) the target, and (ii) the annual and cumulative progress of the issuer in achieving the target.

We have not adopted a target regarding women in executive officer positions. Like nominations to the Board, candidate recruitment, hiring and promotion are primarily merit-based, but diversity considerations are also important in the decision-making process. We believe that this approach is best suited to ensuring that we have the right candidates who contribute to the success of our Company, not only with their skills and knowledge, but also with their diversity of experience and perspectives, if they are ultimately appointed to an executive officer position.

NUMBER OF WOMEN ON THE BOARD AND IN EXECUTIVE POSITIONS

Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women.

We currently have one director (12.5%) on our Board who is a woman.

Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.

We currently have no executive officers who are women. We do have one officer and two director-level employees on our management team who are women.

ADDITIONAL GOVERNANCE DISCLOSURE AND APPENDICES |	Page 51

2017 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

APPENDIX B

Summary of Stock Option Plan

The Stock Option Plan was established by the Board on May 13, 2008 (and approved by shareholders on May 13, 2008), further amended on May 10, 2010 and May 11, 2015. The Stock Option plan complies with the rules set forth for such plans by the TSX and Nasdaq. Awards of stock options or Compensation Shares under the Stock Option Plan are granted in accordance with the guidance provided by the LTIP. The Stock Option Plan contemplates: (i) the granting of options to purchase Shares and/or (ii) the direct issuance of Compensation Shares to our executive officers, directors and service providers.

Granting Options and Compensation Shares

Any grant of options under the Stock Option Plan will be at the discretion of the Board, and the term of any options granted will also be at the discretion of the Board, but will not be in excess of ten years. The Stock Option Plan also gives authority to the Board to issue up to 500,000 Compensation Shares in each calendar year. The maximum number of Shares which may be issued pursuant to options granted or Compensation Shares issued under the Stock Option Plan may be equal to, but will not exceed 6,461,470 Shares. The number of Shares which may be issuable to any one optionee under the Stock Option Plan together with all of our other previously established or proposed Share compensation arrangements, shall not exceed 5% of the total number of our issued and outstanding Shares on a non-diluted basis.

The number of Shares which may be issued to Insiders under the Stock Option Plan, together with all of our other previously established or proposed Share compensation arrangements, in aggregate, shall not at any time exceed 10% of the total number of our issued and outstanding Shares on a non-diluted basis. In addition, the number of Shares which may be issuable under the Stock Option Plan, together with all our other previously established or proposed Share compensation arrangements, within a one year period: (i) to insiders in aggregate, shall not exceed 7% of the outstanding issue; (ii) to one optionee who is an insider or any associates of such insider, shall not exceed 2% of the outstanding issue: and (iii) to any non-employee director, other than the chair of the Board, shall not exceed an equity award value of $100,000 (other than options or Shares granted or taken in lieu of cash fees).

Exercise of Options

The exercise price of options granted under the Stock Option Plan will be the weighted average trading price of our Shares on the TSX for the five trading days prior to the grant date. The Stock Option Plan provides for an optional cashless exercise mechanism where the optionee elects to relinquish the right to exercise their unexercised vested options and receive, in lieu thereof, a number of fully paid Shares. The number of Shares issuable pursuant to any such cashless exercise is equal to the quotient obtained by dividing the product of the number of unexercised vested options tendered for disposition multiplied by the difference between the market price and the option price of all Shares subject to the tendered unexercised vested options by the market price of one Share.

Termination of Options

Under the Stock Option Plan, options are non-assignable and non-transferable, and subject to such vesting provisions as the Board in their sole discretion shall determine. Where an option holder’s employment with us is terminated, other than for cause or by reason of death or disability, options granted under the Stock Option Plan will terminate on the earlier of:

•	The expiry date of the options
•	30 days after termination of employment
•	At any time up to but not after the earlier of the Expiry Date of the Option and the date which is 12 months after the Optionee retires

In the event of termination for cause, the options will terminate immediately upon the date which the individual ceases to be a director, officer or service provider.

In the event the individual ceases to be a director, officer or service provider due to death or disability, the options granted under the Stock Option Plan will terminate upon the earlier of:

•	The expiry date
•	12 months after the date of death or disability

Adjustment Provisions

The Stock Option Plan also contains an adjustment mechanism to alter the exercise price or number of Shares issuable under the Stock Option Plan upon a Share reorganization, corporate reorganization or other such event not in the ordinary course of business. In the event of a take-over bid or change of control, 50% of an option holder’s unvested outstanding options will vest and are conditionally exercisable until immediately before the completion of the take-over bid or change of control, provided that: (i) any options that are unvested or unexercised by the completion of the take-over bid or change of control become null and void; and (ii) in the event the take-over bid or change of control is not completed within 90 days of the proposed completion date, the option holder will be refunded any payments made to exercise the options, the exercised options will be reissued, and the purported exercise of the options will be null and void.

ADDITIONAL GOVERNANCE DISCLOSURE AND APPENDICES |	Page 52

2017 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Blackout Period

Except where not permitted by the TSX, where an option expires during a time when, pursuant to any of our policies, any of our securities may not be traded by certain persons as designated by us, including any holder of options under the Stock Option Plan (the Blackout Period) or within ten business days following the end of such Blackout Period, the term of such options will be extended to the end of day that is ten business days following the end of the applicable Blackout Period.

Amending the Stock Option Plan

The Stock Option Plan provides that the Board may make certain limited amendments to the Stock Option Plan or any option without shareholder approval, including

•

Amendments of a “housekeeping” nature, including any amendment for the purpose of curing any ambiguity, error, inconsistency or omission in or from the Stock Option Plan or any related option agreement

•	A change to the vesting provisions of an option
•	Extensions to the term of an option held by a person (other than an insider)
•	Accelerating the expiry date of an option
•	Amending the definitions contained within the Stock Option Plan
•	Amending or modifying the mechanics of the exercise of options (except with respect to the requirement that full payment be received for the exercise of options)
•	Amendments that are necessary to comply with the provisions of applicable laws or the rules, regulations and policies of the TSX and Nasdaq
•	Amendments relating to the administration of the Stock Option Plan
•	Amendments that are necessary to suspend or terminate the Stock Option Plan
•

Any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations, and policies of the TSX and Nasdaq)

The Stock Option Plan expressly requires shareholder approval for:

•	Amendments that increase the number of Shares issuable under the Stock Option Plan, except in certain circumstances as contemplated in the Stock Option Plan
•	Any reduction in the option price of an option if the optionee is not an insider at the time of the proposed amendment
•	Amendments required to be approved by shareholders under applicable law (including, without limitation, pursuant to the rules, regulations and policies of the TSX and Nasdaq)

The Stock Option Plan expressly requires disinterested shareholder approval for:

•	Amendments to the Stock Option Plan that could result at any time in the number of Shares reserved for issuance under the Stock Option Plan to insiders exceeding 10% of the outstanding issue
•	Any reduction in the option price of an option if the optionee is an insider at the time of the proposed amendment
•	Amendments requiring disinterested shareholder approval under applicable law (including, without limitation, pursuant to the rules, regulations and policies of the TSX and Nasdaq)

ADDITIONAL GOVERNANCE DISCLOSURE AND APPENDICES |	Page 53

2017 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

APPENDIX C

GLOBAL CODE OF ETHICAL CONDUCT

PURPOSE

Pan American has adopted this Global Code of Ethical Conduct (the “Code”) in order to document the principles of conduct and ethics to be adhered to by Pan American’s directors, officers and employees, and to establish mechanisms for the reporting of unethical conduct.

We are committed to:

a.	operating in a responsible manner that complies with applicable laws, rules and regulations;

b.	promoting the avoidance of conflicts of interest;

c.	promoting the prompt internal reporting of violations of this Code and other policies applicable to Pan American;

d.	providing accountability for adherence to the Code; and

e.	providing full, fair, accurate, timely and understandable disclosure in reports and documents filed with any governing body or which are publicly disclosed;

and we require our directors and officers to provide leadership and direction with respect to these principles and standards.

In this Code, Pan American Silver Corp. and our subsidiaries are referred to as “Pan American,” “we,” “our” or “us”. The terms “directors”, “Board of Directors” and “officers” refer to the directors and officers of Pan American Silver Corp.

COMPLIANCE WITH THE CODE

This Code is a reflection of our commitment to the highest standards of governance and ethics. As such, directors, officers and employees of Pan American are required to:

a.	comply with the Code;

b.	assist and co-operate with audits and investigations related to the Code and other policies of Pan American; and

c.	promptly report violations of the Code.

Directors, officers or employees who are found to have violated the Code will be subject to disciplinary measures. Such measures may include, but are not limited to, taking corrective actions with respect to the violation, suspension, demotion and possible termination of their employment or relationship with Pan American. In addition, we may, where appropriate, refer the matter to relevant government authorities.

COMPLIANCE WITH LAWS

We expect everyone to comply with all applicable laws, rules and regulations in performing work for Pan American, including, without limitation, those dealing with environmental compliance, public disclosure, insider trading, discrimination and harassment, and health and safety. Violations of laws, rules or regulations can lead to disciplinary measures under the Code and may result in civil or criminal liability for Pan American and the person or persons involved.

As such, directors, officers and employees will:

a.	comply with all laws, rules and regulations in connection with their work for Pan American;

b.	seek clarification and advice if they are unsure about any law, rule or regulation or if they have questions related to any law, rule or regulation;

c.

never commit or condone an illegal act in any way related to or during the course of their work for Pan American, nor authorize or encourage others, such as contractors or agents, to act in an illegal manner; and

d.	avoid conduct that could bring the reputation and integrity of Pan American into question.

We are committed to ensuring that our business operations are not used by others to facilitate illegal activity. In particular, we will strive to prevent our operations from being used in any manner to launder money, further the interests of terrorism, or engage in corruption.

ADDITIONAL GOVERNANCE DISCLOSURE AND APPENDICES |	Page 54

2017 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

RECORD KEEPING AND CONTROL SYSTEMS

Our record keeping and control systems are critical components of our business and the integrity of such systems must be maintained at all times. As such, directors, officers and employees will:

a.

Strive to ensure that our records (including financial and bookkeeping records, public disclosure documents, reports, presentations, safety documents, monitoring data and correspondence) are complete, true, accurate and understandable and provide assistance and information necessary to maintain them as such.

b.

If involved in the preparation of disclosure documents, ensure that such disclosure documents contain full, fair, accurate, timely and understandable disclosure, and will not knowingly conceal or falsify information, misrepresent material facts or omit material facts that are necessary in order to avoid making such disclosure misleading.

c.

Never use, authorize or encourage improper or deceptive accounting practices, such as falsification of books and records, that could, among other things, result in Pan American’s operating results or performance being fallacious or misleading or be intended to hide violations of this Code or any applicable law.

d.

Never destroy, alter, or render unreadable Pan American’s records for an improper or illicit purpose and comply with our records management processes, with special care being given to financial, bookkeeping and other accounting records.

e.	Retain Pan American records as required by law, our records management processes and as otherwise notified by Pan American’s legal personnel.

f.	Return Pan American records to us and notify the appropriate management member as to the location of such records upon changing roles or ceasing employment with Pan American.

Information, data, records, documents and communications (in any format, including e-mail) created or received in the ordinary course of business or in connection with a director’s, officer’s or employee’s job function, are the property of Pan American.

EMPLOYEE RELATIONS

We believe that a strong, enthusiastic workforce is critical to our success. We strive to ensure that all employees and contractors are treated fairly and recognize that the work conditions of Pan American’s employees, their wages and their job satisfaction have deep impacts not only on the employees themselves, but also on their families, the communities in which they live and on the environment. As such, we believe that it is in the best interest of all parties to work together in a respectful and understanding manner and we are committed to providing an environment that is frank and open and provides equal opportunities to our employees.

Directors, officers and employees will:

a.	treat each other and members of the community in which we operate with respect and courtesy; and

b.	keep the workplace free from harassment.

We do not condone the use of factors such as race, religion, age, colour, cultural and socio-economic background, gender, sexual orientation or ethnicity as the basis for decisions related to hiring, promotions, pay or terminations, nor should directors, officers or employees allow physical disabilities to form the basis of work-related decisions, unless the disability interferes with a person’s ability to perform a job in a safe and effective manner and the disability cannot reasonably be accommodated.

USE OF PAN AMERICAN ASSETS AND PROPERTY

Directors, officers and employees must safeguard and not use corporate property to pursue private interests or the interests of a spouse, partner, family member or a private corporation controlled by any of these individuals. Pan American property includes real and tangible items such as land, buildings, furniture, fixtures, equipment, supplies, and vehicles, and also includes intangible items such as data, computer systems, reports, information, patents, trademarks, copyrights, logos, name and reputation.

Directors, officers and employees will:

a.

Except for the limited exception provided in subsection b. below, always use Pan American’s assets and resources only for Pan American-related business purposes unless Pan American provides its prior written approval for the director, officer or employee to use its property for their personal interest in circumstances where doing so would:

i.	not result in additional cost to Pan American;

ii.	not interfere with the performance of the person’s duties to Pan American; and

iii.	not result in material personal gain to the person or to their spouse, partner, family member or private corporation.

ADDITIONAL GOVERNANCE DISCLOSURE AND APPENDICES |	Page 55

2017 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

b.

Limit personal use of Pan American’s computers and software, e-mail, telephones, mobile devices, internet and other electronic systems to incidental, reasonable amounts (i.e. personal use must not interfere with the proper performance of job duties), and follow other provisions of this Code and our other policies as they relate to use of Pan American assets and resources.

c.	Exercise prudence and good judgment when incurring and approving business expenses and ensure that such expenses are reasonable, bona fide and appropriate and serve Pan American’s business interests.

d.	Never steal, damage, misuse or waste Pan American assets.

e.	Never use Pan American assets in an illegal or improper manner or for an illegal or improper purpose.

CONFLICTS OF INTEREST

Directors, officers and employees shall avoid situations where their individual personal interests could conflict with, or appear to conflict with, the interests of Pan American and its stakeholders, and shall perform the responsibilities of their positions honestly, in good faith, and on the basis of what is in the best interests of Pan American, free from the influence of personal considerations and relationships. A conflict of interest may be real or apparent. An apparent conflict of interest would exist if a reasonably well-informed person could have a perception that a director’s, officer’s or employee’s ability to exercise their corporate duty, an official power, or to perform an official duty or function was or will be affected by that individual’s private interest.

Directors and officers have a special duty to act honestly, in good faith, and in the best interests of Pan American and must exercise the degree of skill and diligence reasonably expected from an ordinary person of his or her knowledge and experience.

Conflicts of interest can include the following:

Furthering Private Interests

Directors, officers and employees should avoid outside financial interests that might influence their corporate decisions or actions, and should not engage in such activities or transactions where the activity or transaction may be detrimental to Pan American or where the activity may be in conflict with the proper discharge of their duties to Pan American.

If a director, officer or employee is directly or indirectly personally interested in a proposed activity or transaction that involves Pan American, or if the director, officer or employee has discretionary decision-making power which could bring about direct or indirect financial benefit to the director, officer or employee due to his or her financial holdings, business and property interests, or other relationships, there is potential for a conflict of interest. In these instances, at a minimum, these circumstances and these holdings should be fully disclosed in advance to Pan American’s General Counsel. If it is determined that there is a conflict of interest, the conflict must also be fully disclosed in advance to the Nominating and Governance Committee.

Corporate Opportunities

Directors, officers and employees cannot divert to a third party, themselves, their spouses or partners, their family members or a private corporation controlled by any of these individuals, a business opportunity that we are pursuing.

A director, officer or employee whose corporate duties bring them into business dealings with a business in which they or a member of their family has a financial or other interest or to which they or a member of their family has an indebtedness, or a business employing a relative or close friend, must immediately:

a.	in respect of a director or officer, notify the Nominating and Governance Committee; and

b.	in respect of an employee, notify his or her immediate supervisor, who will then notify the Nominating and Governance Committee;

and such business dealings may not be pursued unless properly authorized by the Nominating and Governance Committee.

Preferential Treatment

Directors, officers and employees must not assist others in their dealings with Pan American if this may result in preferential treatment. A director, officer or employee who exercises discretionary authority or who has significant influence over others who may be making decisions for Pan American must disqualify themselves in respect of any such dealings where the director’s, officer’s or employee’s relationship with the individual could bring their impartiality into question.

Workplace Relationships

Directors, officers, employees and individuals who are immediate family members or who permanently reside together may not be employed or hold office in situations where:

a.

a reporting relationship exists where a director, officer or employee has influence, input or decision-making power over the relative or cohabitant’s performance evaluation, salary, special permissions, conditions of work or similar matters; and

b.	the working relationship affords an opportunity for collusion between the individuals that could have a detrimental effect on Pan American’s interest.

ADDITIONAL GOVERNANCE DISCLOSURE AND APPENDICES |	Page 56

2017 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

This restriction may be waived if the Nominating and Governance Committee is satisfied that sufficient safeguards are in place to ensure that the interests of Pan American are not compromised.

ACCEPTING GIFTS AND HOSPITALITY

Directors, officers and employees:

a.

May generally accept gifts, hospitality or other similar benefits (other than cash or cash equivalents which must never be accepted) associated with their official duties and responsibilities if such gifts, hospitality or other benefits:

i.	are within the bounds of propriety, a normal expression of courtesy or within reasonable standards of hospitality;

ii.	are advertising and promotional materials, clearly marked with the company or brand name;

iii.	would not bring suspicion on the director’s, officer’s or employee’s objectivity and impartiality; or

iv.	would not compromise the integrity and reputation of Pan American.

b.

Notwithstanding a) above, will never solicit or accept gifts, hospitality or other benefits in exchange for, or as a condition of, the exercise of duties or as an inducement for performing an act associated with the director’s, officer’s or employee’s duties or responsibilities to us and will never solicit or accept a gift of cash or cash equivalent from a business partner or anyone else with whom we do business in connection with that director’s, officer’s or employee’s position, duties or responsibilities within Pan American.

c.

Will return any improper gift or benefit to the person offering it as soon as practicable or, if there is no opportunity to return an improper gift or benefit, or where the return may be perceived as offensive or inappropriate for cultural or other reasons, immediately seek guidance from our Compliance Officer or any lawyers on Pan American’s internal legal team.

In addition to the foregoing restrictions on the receipt of gifts, hospitality and benefits by directors, officers and employees, Pan American has also established limitations and obligations with respect to gift giving in the Global Anti-Corruption Policy and in the related guidelines on gifts and hospitality.

FRAUD OR BRIBERY

Pan American is committed to the highest level of honesty and integrity and therefore does not tolerate fraud or bribery. Pan American has developed a Global Anti-Corruption Policy that deals with corrupt payments and activities. The Global Anti-Corruption Policy is applicable to all of our directors, officers and employees.

Fraud can include a wide range of activities, such as falsifying books, records or timesheets, embezzlement, skimming and misappropriating Pan American assets (including such things as proprietary information and corporate opportunities) for personal gain.

Bribery of government officials, government entities and business partners is illegal in most countries. It can take different forms, such as cash payments, gifts, employment opportunities, quid pro quo transactions, directing business to a particular individual or business, excessive hospitality or providing services or other benefits or things of value to a person, organization, or company or to those related to a particular person, organization, or company.

There are serious criminal and civil consequences for fraud and bribery, including fines and imprisonment, and we consider fraud and the payment of bribes or other corrupt activity serious misconduct and are grounds for dismissal.

POLITICAL AND CHARITABLE DONATIONS

Laws in many jurisdictions prohibit or regulate corporate donations to governments, political parties, politicians, and candidates for public office. Our policy is that all corporate contributions to governments, political parties, politicians, or candidates for public office are prohibited unless they are approved in advance as provided in the Global Anti-Corruption Policy. We may also donate to certain charities pursuant to the terms of the Global Anti-Corruption Policy and our finance policies and procedures.

COMMUNICATING WITH THE MEDIA AND OTHER MEMBERS OF THE PUBLIC

Pan American is committed to ensuring that disclosure made by Pan American to its shareholders and to the public in general, and in reports and documents it files with appropriate securities commissions, including the United States Securities and Exchange Commission, (i) is made in a timely manner, (ii) is full, fair, accurate and understandable, and (iii) is broadly disseminated in accordance with all applicable legal and regulatory requirements.

Directors, officers and employees will comply with our Disclosure Policy and Stock Transactions Policy which set out our policies regarding public disclosure and the use of Pan American information, identifies our spokespersons, and establishes rules for directors, officers and employees relating to trading Pan American securities.

ADDITIONAL GOVERNANCE DISCLOSURE AND APPENDICES |	Page 57

2017 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

CONFIDENTIALITY AND MISUSE OF UNDISCLOSED MATERIAL INFORMATION

Directors, officers and employees are required to maintain and protect the confidentiality of all information and materials relating to Pan American which are entrusted to them, or that they receive by virtue of their position or employment with Pan American. Such information may only be divulged to persons authorized to receive the information. For greater certainty but in no way limiting the foregoing, confidential information should not be divulged to spouses, partners, associates, family members, friends, or persons with whom the director, officer or employee is connected by frequent or close association.

In addition, directors, officers and employees must not engage in any transactions for personal benefit which result or may result from confidential or non-public information which the director, officer or employee gains by reason of their position or authority. In addition to the foregoing prohibition under the Code, directors, officers and employees should be aware that securities laws make it illegal to use material undisclosed information when buying, selling or otherwise trading shares (“insider trading”) and passing on this information to others for their use when buying, selling or otherwise trading shares (“tipping”). Pan American’s Stock Transactions Policy provides more detailed information and obligations with respect to the use of information relating to Pan American and trading in Pan American securities, and all directors, officers and employees are required to abide by such policy.

AGENTS, CONSULTANTS AND OTHER SERVICE PROVIDERS

Pan American believes that its agents, consultants and other service providers should act in a manner consistent with this Code in providing services to us. As such, persons retaining or hiring such service providers must consider and be satisfied that the reputations and business practices of such agents, consultants and other service providers are in alignment with this Code. Where appropriate, background and reference checks on service providers should be performed.

If reasonable and appropriate, efforts should be made to draft agreements with agents, consultants and other service providers that include terms requiring compliance with this Code and providing for remedies, including termination, for failure to comply. Where such provisions exist and there is a breach of the Code, the appropriate remedies should be enforced against the agent, consultant or other service provider.

DUTIES WITH RESPECT TO REPORTING

Directors, officers and employees have a responsibility to immediately report to management any activity that:

a.	he or she believes contravenes the law;

b.	represents a breach of this Code;

c.	represents a misuse of our funds or assets; or

d.	represents a danger to the health and safety of our employees, contractors or public, or to the environment;

and are also responsible for helping to identify and raise potential issues before they arise.

If a director, officer or employee finds him or herself in a conflict or potential conflict of interest, or in violation of the Code, their duties are as follows:

a.	If the individual involved is an officer or an employee:

i.	the individual must immediately notify his or her immediate superior.

ii.	if the conflict or violation cannot be avoided or resolved by the individual and his or her respective superior, the individual must advise the Nominating and Governance Committee.

b.	If the individual involved is a director:

i.	the individual must immediately notify the chairperson of the Board of Directors and the chairperson of the Nominating and Governance Committee.

ii.

if the conflict or potential conflict cannot be avoided or resolved, the director must disclose the conflict or potential conflict to the full Board of Directors and abstain or recuse themselves, as the case may be, from any vote or meeting in connection with the subject of the conflict.

ADDITIONAL GOVERNANCE DISCLOSURE AND APPENDICES |	Page 58

2017 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Directors, officers and employees shall act in good faith in reporting a suspected Code violation or a situation that may create a potential for a Code violation, and shall not take or tolerate any act of reprisal or retaliation against:

a.	a person who in good faith reports a suspected Code violation or a situation that may create a potential for a Code violation; or

b.	a person who cooperates with the investigation of a suspected Code violation or a situation that may create a potential for a Code violation;

based on the fact that the person acted as provided in subsections a. or b. above.

QUESTIONS AND GUIDANCE

Pan American promotes an open and honest environment and encourages directors, officers and employees to address any questions they may have regarding a particular situation or the application of this Code. Guidance with respect to this Code may be sought from Pan American’s General Counsel or Compliance Officer, or from any lawyer on Pan American’s internal legal team. If there is a specific policy or guideline document applicable to the subject matter of your question, such as the Global Anti-Corruption Policy or the Stock Transactions Policy, your question should be directed as provided for in the applicable policy or guideline document.

REPORTING

Pan American encourages all of its directors, officers, employees and business partners to support our ongoing efforts in good corporate governance and social responsibility. All known or suspected violations of this Code (including potential violations of law) should be reported promptly to management, or to Pan American’s General Counsel or Compliance Officer. If for some reason an individual is not comfortable doing so, reports of potential or actual violations of law or this Code may be made through the other reporting channels made available by Pan American. While we encourage all individuals to identify themselves to facilitate the investigation of complaints, it is not required that you do so (except with respect to self-reporting referred to under the heading “Duties With Respect to Reporting”) and you may report a suspected violation of this Code anonymously.

Pan American has established a number of channels to report violations or suspected violations, including through a confidential, third party reporting service provider that is able to receive reports by telephone or internet portal and direct them to the appropriate personnel within Pan American. A complete list of reporting channels is provided on Appendix A to this Code.

Depending on the circumstances and the specific matter being reported, the General Counsel, Compliance Officer, member of Internal Audit, or other recipient of a report may also direct the report to the Nominating and Governance Committee and/or the Audit Committee, such Committees having the authority to provide oversight and to investigate and determine appropriate action in response to a report.

Appendix A does not form a part of this Policy.

INTERNAL AUDITS AND INVESTIGATING REPORTS OF SUSPECTED CODE VIOLATIONS

We conduct routine and ad hoc internal audits through our internal audit group. Among other things, such audits may include a review of compliance with the Code and with related policies such as the Global Anti-Corruption Policy.

All suspected Code violations, or potential Code violations, will be investigated. In most cases, the Chair of the Audit Committee and the General Counsel will decide on the most appropriate method of investigation in each instance and may seek the assistance of external legal advisors, accountants, or other advisors, in addition to internal Pan American personnel. The Nominating and Governance Committee may also be advised of the matter if deemed appropriate. To the extent reasonably possible, investigators will keep information and reports related to investigations confidential, subject to the need to conduct a full and impartial investigation, to comply with law, to resolve and remedy Code violations and to monitor compliance. In some circumstances, we may involve or refer the matter to relevant government authorities.

Directors, officers and employees have a duty to cooperate with Pan American audits and investigations, and failure to do so is serious misconduct and may be cause for disciplinary action, up to and including dismissal.

VIOLATIONS

Violation of the Code can, in some circumstances, subject both you and Pan American to severe criminal and civil penalties. With respect to bribery, the consequences could include fines and even imprisonment. Violations of this Policy can also cause collateral harm to Pan American in other areas, including significant damage to our reputation and our ability to obtain government licences and permits and to conduct future business. Any violation of the Code will be taken seriously and, in the case of Pan American personnel, could lead to disciplinary action up to and including dismissal. In addition, we may, where appropriate, refer the matter to relevant government authorities.

ADDITIONAL GOVERNANCE DISCLOSURE AND APPENDICES |	Page 59

2017 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

WAIVER OF THE CODE

Any waiver of this Code for the benefit of a director or executive officer may be granted only by the Board of Directors, or a committee of the Board of Directors duly authorized to do so. For non-executive officers, the Chief Executive Officer may, in appropriate circumstances as he or she determines using best judgment, waive a conflict or violation of the Code, however any such waivers must be reported to the Nominating and Governance Committee at its next meeting.

Any waivers granted to a member of the Board of Directors or to an executive officer that relates to any element of the “code of ethics” definition set forth in Section 406(k) of the Sarbanes-Oxley Act of 2002 will be disclosed as required by law or stock exchange regulations applicable to Pan American. Those who fail to cooperate with investigations will be subject to discipline, which may include termination of employment.

VERIFICATION OF THE CODE

We will make the most current version of the Code available to new directors, officers and employees at or about their time of hire and require such persons to verify they have read and understand the Code. In addition, we may require directors, officers and employees to periodically review the current version of the Code and verify their compliance with and understanding of the Code. Any director, officer or employee who fails or refuses to review the Code and to respond to a verification request by us may be subject to disciplinary measures up to and including termination.

The Code will be publicly available on Pan American’s website at www.panamericansilver.com.

ADDITIONAL GOVERNANCE DISCLOSURE AND APPENDICES |	Page 60

Suite 1500 – 625 Howe Street

Vancouver, B.C.

Canada V6C 2T6

Tel : 604.684.1175

Fax : 604.684.0147

info@panamericansilver.com

www.panamericansilver.com

Any questions and requests for assistance may be directed to the

Strategic Shareholder Advisor and Proxy Solicitation Agent:

The Exchange Tower

130 King Street West, Suite 2950, P.O. Box 361

Toronto, Ontario

M5X 1E2

www.kingsdaleadvisors.com

North American Toll Free Phone:

1-877-659-1825

Email: contactus@kingsdaleadvisors.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272